Exhibit 99.2

TREMOR INTERNATIONAL

DEMAND

DATA

PUBLISH

Tremor International Ltd

Annual Report 2022

DEMAND DATA PUBLISH Tremor International Ltd Annual Report 2022

Tremor International is a collection of brands uniting creativity, data and technology across the open internet. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide — enabling powerful partnerships and delivering meaningful results. A leader in Connected TV and video, Tremor International’s footprint is expanding across the industry’s fastest-growing segments, driven by a global team of seasoned technologists and digital natives. CONTENTS STRATEGY 01 Financial Highlights 02 Our End-to-End Capabilities 04 Chairperson's Statement 06 VIDAA 07 Hisense 08 Chief Executive Officer’s Statement 12 Chief Financial Officer’s Statement GOVERNANCE 14 Board of Directors 16 Corporate Governance Report 20 The Board And Committees 24 Takeovers & Mergers 25 Directors’ Report 29 Compensation Report FINANCIAL STATEMENTS 31 Financial Statements 34 Auditors’ Report to The Shareholders of Tremor International Ltd. 35 Consolidated Statements of Financial Position 36 Consolidated Statements of Operation and Other Comprehensive Income 37 Consolidated Statements of Changes in Equity 38 Consolidated Statements of Cash Flows 39 Notes to Consolidated Financial Statements 71 Directors, Secretary & Advisers TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

STRATEGIC REPORT

FINANCIAL HIGHLIGHTS

$309.7m
Contribution ex-TAC

$274.4m
Programmatic Revenue

$97.2m
CTV Revenue

+21%
YoY Growth in CTV Revenue (2022 vs. 2021)

$144.9m
Adjusted EBITDA

DEMAND
DATA
PUBLISH

OUR MISSION

TREMOR INTERNATIONAL LTD
ANNUAL REPORT 2022 01

STRATEGIC REPORT FINANCIAL HIGHLIGHTS $309.7m Contribution ex-TAC $274.4m DEMAND Programmatic Revenue DATA $97.2m CTV Revenue +21% YoY Growth in CTV Revenue (2022 vs. 2021) PUBLISH OUR MISSION $144.9m Adjusted EBITDA 47% Adjusted EBITDA margin as a % of Contribution ex-TAC ~11% of Shares Outstanding Repurchased During 2022 (~16.9 million Ordinary shares) Our brands bring together an end-to-end platform to enable powerful partnerships and deliver results across the advertising ecosystem. 79% of 2022 Contribution ex-TAC derived from Video (inclusive of CTV) TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 01

OUR END-TO-END CAPABILITIES

>>>

PLANNING

- Data-Driven Linear
- Cross Platform
- Brand Intelligence
- Forecasting

DEMAND ACTIVATION

- Tremor Video DSP
- Amobee DSP
- Ad Serving

WHY END-TO-END DRIVES RESULTS

Achieve more with a single partner

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CROSS-CHANNEL REACH

SAVE TIME & MONEY

Reduce tech fees and time spent managing multiple partners by buying Unruly supply

INCREMENTAL REACH

Gain direct access to exclusive supply and differentiated publisher data through Unruly

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02 TREMOR INTERNATIONAL LTD
ANNUAL REPORT 2022

OUR END-TO-END CAPABILITIES Tremor International is an end-to-end, video-first advertising technology platform providing a valuable toolset for the entire customer journey/path >>> PLANNING DEMAND ACTIVATION • Data-Driven Linear • Cross Platform • Brand Intelligence • Forecasting • Tremor Video DSP • Amobee DSP • Ad Serving WHY END-TO-END DRIVES RESULTS Achieve more with a single partner 02 CROSS-CHANNEL REACH SAVE TIME & MONEY Maximize campaign outcomes through Omnichannel DSP with integrated supply & planning tools Reduce tech fees and time spent Gain direct access to exclusive managing multiple partners by supply and differentiated buying Unruly supply publisher data through Unruly TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 INCREMENTAL REACH

STRATEGIC REPORT

>>>

>>>

DATA

- DMP: Datamine
- ACR Data at Scale

MEDIA & REACH

- Unruly SSP
- VIDAA / Hisense

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INCREASED AUDIENCE SCALE

STREAMLINED TRANSACTIONS SPO

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TREMOR INTERNATIONAL LTD
ANNUAL REPORT 2022 03

STRATEGIC REPORT DATA MEDIA & REACH • DMP: Datamine • ACR Data at Scale • Unruly SSP • VIDAA / Hisense INCREASED AUDIENCE SCALE STREAMLINED TRANSACTIONS SPO Centralized DMP reduces data loss when overlaying data on supply Direct relationship between buyers and sellers generates efficiencies, enhanced reach, and cost savings TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 03

CHAIRPERSON'S STATEMENT In 2022 the Company delivered strong results while maintaining a healthy net cash position" I am pleased to report another solid year of operational performance and execution from the business, delivered against a challenging macroeconomic backdrop with geopolitics, inflation, and tightening monetary policies all posing significant hurdles. Despite these conditions, Tremor remained highly profitable and financially strong, delivering an impressive adjusted EBITDA margin of 47% (as a percentage of Contribution ex-TAC), and an outstanding free cash flow conversion of 96% during the period. The Company delivered these strong results while maintaining a healthy net cash position of $115.5 million as of the end of 2022. CHRISTOPHER STIBBS Non-Executive Chairperson In the year ended 31 December 2022, the Group generated record Contribution ex-TAC of $309.7 million, and Adjusted EBITDA of $144.9 million, reflecting a highly credible and resilient performance given the volatile market environment which impacted advertising demand throughout the year. We continued to leverage our strong balance sheet, notwithstanding ongoing weakness across global capital markets, acquiring approximately 11% ($86.3 million) of our outstanding Ordinary Shares through share buyback programmes implemented to take advantage of the discounted valuation levels we believe Tremor shares are currently trading at. 2022 HIGHLIGHTS ENHANCED Significantly enhanced CTV, data, programmatic, and planning capabilities 04 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 GENERATED Generated record Contribution ex-TAC and programmatic revenue in FY 2022

STRATEGIC REPORT INVESTMENT Completed investment in VIDAA From an operational perspective, Tremor’s senior management, supported by our outstanding team, have made excellent strategic progress within the business, generating impressive CTV revenue growth of 21% year-on-year. We also completed our $25 million investment in VIDAA, a CTV operating system and subsidiary of Hisense, which is expected to generate meaningful revenues for the Company starting in late 2023. This investment has enabled Tremor to closely align itself with some of the fastest growing CTV operating systems and smart TV OEMs (Hisense) globally, relationships we believe are unparalleled in the industry and will prove hugely advantageous as we continue to develop our market-leading data and media technology product suite over the years to come. Additionally, we completed the $239 million (adjusted) acquisition of Amobee in September 2022, creating one of the most compelling, differentiated, and scaled CTV and video end-toend platforms in the market. Amobee brought critical scale, technology and data capabilities, and added advertiser demand to our platform, expanding our self-service DSP, CTV, and video reach, while creating new technology and partnership opportunities, including the ability to integrate major linear TV capabilities for the first time. We believe the acquisition lays the foundations for the creation of a coveted, first-of-its-kind technology facilitating simultaneous and holistic cross-planning for linear TV and CTV advertising campaigns. ACQUISITION Closed acquisition of Amobee Furthermore, we are in the midst of an exciting Group rebranding initiative to unify our brands, platforms, and products under the Nexxen name and umbrella to better convey the holistic value proposition of our end-to-end technology stack within our target markets. I would like to take this opportunity to thank the entire Tremor team for their extraordinary hard work and dedication in navigating what has been a challenging, but rewarding 2022, and also extend a warm welcome to our new colleagues from Amobee who we are delighted to have integrated into the Tremor family. Once again, Tremor has demonstrated that it is a resilient and forward-thinking company with a strong and growing footprint in video, CTV, and data; consistently prioritising operational progress to deliver strong results for our customers, partners, and shareholders. CHRISTOPHER STIBBS Non-Executive Chairperson We have already made significant progress on the integration of Amobee, delivering the vast majority of the $65 million planned annualised operating cost synergies, and expect to complete the bulk of the technology integration and DSP consolidation by the end of H1 2023. SETTING CTV RECORDS Drove record CTV revenue in FY 2022, highlighted by 21% YoY growth from FY 2021 ACHIEVING Achieved most-recently-set FY 2022 Adjusted EBITDA target LEADING Maintained one of the industry’s highest FY 2022 Adjusted EBITDA margins (47% as a percentage of Contribution ex-TAC) TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 05

VIDAA Through $25 million investment in VIDAA, Tremor gained: RAPIDLY GROWING MARKET SHARE AND INVESTMENT EXPECTED TO GENERATE MEANINGFUL REVENUES FOR THE COMPANY STARTING IN LATE – 2023 • Equity stake in VIDAA • Extended exclusive global ACR data rights (CTV targeting & measurement) • Ad monetization exclusivity on VIDAA media in the US, UK, Canada, and Australia VIDAA: Strong progress increasing adoption by smart TV brands and major CTV partners 06 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 Delivers a wide variety of major U.S. SVOD services and streams ~1 billion hours of content per month Launched VIDAA Free, which will be available on millions of VIDAA-powered smart TVs from Hisense (currently live in U.S. with plans to expand globally later in 2023)

STRATEGIC REPORT HISENSE CONTINUES TO GAIN SHARE WITHIN GLOBAL CTV MARKET *Source: AVC Revo, rank in global shipment volume December 2022. Hisense became #1 for monthly global smart TV shipments for the first time during the month of December 2022. We believe Tremor is the only ad tech company in the open internet with the exclusive right to share global ACR data from one of the largest, and fastest-growing, CTV brands As Hisense continues to grow share, exclusive global right to distribute VIDAA’s ACR data should provide increasing benefits to Tremor and its customers We expect our investment in VIDAA, and strong relationship with Hisense, to generate meaningful revenue benefits starting in late-2023 and beyond. TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 07

CHIEF EXECUTIVE OFFICER’S STATEMENT INTRODUCTION I am pleased to report that following record organic growth in 2021, Tremor continued to deliver strong results across 2022, highlighted by a sizable expansion of our market share and elevated growth rates within CTV, alongside executing the strategically significant acquisition of Amobee, which provides a solid platform for the addition of critical and highly desirable new technology and data capabilities. These achievements were delivered despite continued challenging market conditions that weighed heavily on advertising demand throughout 2022. Across 2022, we generated $144.9 million of adjusted EBITDA, resulting in adjusted EBITDA margins of 43% as a percentage of revenue and 47% as a percentage of Contribution ex-TAC. We attribute this solid performance to our sustained focus on generating high levels of cash flow and profitability; two pillars of our business model that we believe are especially important during periods of market and advertiser uncertainty. OFER DRUKER Chief Executive Officer Across 2022, we expanded our CTV market share and customer base while working on the integration of new, enhanced, and differentiated technology and data capabilities around linear TV and CTV cross-planning, which we believe will prove to be critical for success in the future of digital advertising. We believe our technology suite offers a comprehensive solution across planning, data, activation, and media unmatched in the open internet, strongly positioning the Company to capture a larger share of existing customer budgets and attract new customers and partners." 08 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 The ongoing operational efficiencies driven by our end-to-end technology stack continue to provide a strong competitive advantage and a key differentiator for our business, with our unique operational footprint enabling us to weather periods of advertiser uncertainty while continuing to invest in our platform to drive future growth and innovation. In addition, we continued to grow our share within CTV at, what we believe to be, rates faster than several peers in the industry. This outperformance in CTV highlights our strength and resilience in the segment and is a direct result of our strategy of investing significantly in CTV-related product development over the past several years. We believe the advantages of this strategy to our customers, and in turn our shareholders, will only increase over time. AMOBEE ENHANCES TECH AND DATA CAPABILITIES WHILE UNLOCKING SUBSTANTIALLY LARGER TOTAL ADDRESSABLE MARKET

STRATEGIC REPORT ~80% of Contribution ex-TAC generated in Video, inclusive of CTV OPERATIONAL REVIEW Amobee Acquisition The acquisition of Amobee has materially enhanced and further differentiated our technology platform through the addition of significant TV capabilities, including linear TV planning, new cross-planning technology, and segmentation. Amobee also added considerable financial scale and increased demand from new global brand and agency customers, while sizably enhancing our omnichannel enterprise self-service DSP, display, and performance media buying capabilities. Tremor is now in an even stronger position as linear TV and CTV continue to converge, and as advertisers and agencies increasingly seek solutions that enable them to plan and deploy budgets holistically across the linear TV and CTV advertising ecosystem. Since concluding the acquisition, our team has made significant progress in integrating Amobee into the Group, consolidating management, sales, marketing, product, and R&D teams to improve efficiency while saving approximately $50 million in annualised operating costs. In total, we expect to achieve $65 million in total annualised operating cost synergies related to the acquisition of Amobee. Upon completing the integration, we believe we will have one of the most comprehensive, differentiated, efficient, and scaled CTV- and Video-focused end-to-end platform offerings in the open internet. Our platform will also be further differentiated by our relationship with Hisense, and strategic investment in VIDAA, both of which will further support our market-leading position in CTV, as well as our attractiveness to new and existing customers, for years to come. Significantly increases scale, advertiser demand, and global customer base Enhances omnichannel enterprise self-service DSP, display, performance media buying, and data-driven planning capabilities Creates first-of-its-kind linear TV and CTV cross-planning capabilities CTV and Linear Tremor generated record CTV revenue of $97.2 million in 2022, growth of 21% on 2021 levels. CTV and programmatic activities have been, and will continue to be, primary focuses and growth drivers for the business as they reflect some of the fastest growing subsegments of digital advertising. We have observed an increasing trend across the CTV arena of advertisers favouring solutions that operate end-to-end tech platforms, such as Tremor’s, which we believe offer added cost and data advantages, and better optimise the supply path. While other major ad tech companies are currently rearranging their operations to more closely mirror an end-to-end business model, Tremor benefits from the advantage of having already taken this a step further by developing a comprehensive end-toend technology platform – providing what we believe to be a superior, streamlined experience for customers and ultimately positioning us to capture a greater portion of market share, higher revenues, and increased profitability over the coming years. The linear TV planning features added through Amobee, combined with our pre-existing CTV and data capabilities, and in-house SSP, have enabled us to create a new and unique technology solution to plan campaigns across both linear TV and CTV simultaneously. We believe this cross-planning technology is a first-of-its-kind in the market, and its integration into our ecosystem is well-timed given the continued growth expected in ad-supported streaming and increasing influx of linear TV broadcasters into CTV. Cross-planning capabilities already garnering interest from some of the world’s largest broadcasters and agencies Linear capabilities open significantly larger total addressable market ($50+ billion per year) Expected to drive increased CTV spend to our platform TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 09

CHIEF EXECUTIVE OFFICER’S STATEMENT continued While we expect faster growth in CTV ad spending, linear TV advertising continues to represent a much larger market. In the U.S., over $50 billion is spent annually advertising on linear TV, vs. approximately $20 billion annually on CTV (according to eMarketer). It’s also worth noting that many of the world’s largest linear TV broadcasters are increasingly growing their digital footprints and CTV assets as well, to get ahead of the anticipated shift away from linear TV and towards digital. Our new linear TV and cross-planning capabilities have already benefitted the Company during initial commercial and partnership discussions with some of the world’s leading broadcasters and agencies, and we expect this traction to continue going forward. VIDAA and Hisense In mid-2022, Tremor invested $25 million in VIDAA, a smart TV operating system and streaming platform, and subsidiary of Hisense. This investment created a powerful partnership with one of the fastest growing global CTV operating systems, and one of the largest and fastest growing smart TV OEM brands, while further enhancing our data and media offerings. VIDAA’s parent Company, Hisense, which also owns the Toshiba smart TV brand, rose to number one in the world for monthly global smart TV shipments during December 2022 (according to AVC Revo), representing a significant, and growing, commercial advantage to Tremor. As Hisense continues to expand share in the global smart TV market, our exclusive right to utilise VIDAA’s global ACR data, gained through our VIDAA investment, will provide increasing benefits to those seeking to leverage this dataset for CTV targeting and measurement. I can’t emphasize enough how exceptional Tremor’s access to this data is in the market - as far as we are aware, Tremor is the only major ad tech player to have a global exclusivity agreement with a fast-growing global CTV operating system like VIDAA. As we look ahead, we expect our investment in VIDAA to begin generating meaningful revenues for the Company beginning in late 2023 and beyond. Share Buyback Update We also implemented significant share buyback programmes during 2022, designed to drive added long-term value for our shareholders and take advantage of, what we believe to be, discounted valuation levels. In 2022, we bought back approximately 16.9 million Ordinary Shares (roughly 11% of shares outstanding), reflecting a total investment of approximately £70 million, or $86.3 million. Business Wins Following the acquisition of Amobee, we have been actively engaged in ongoing partnership discussions with leading broadcasters and agencies, and are offering trials to those seeking to leverage our new cross-planning tool. We are encouraged by early signs that this tool is leading to increased interest in our tech solutions from major broadcasters and agencies, and are confident that this, along with enhanced relationships with large broadcasters, will help to drive additional CTV-related advertiser spending and revenue to our platform as advertisers seek to consolidate solutions and campaigns across both linear and CTV and as linear broadcasters continue to expand their digital footprints. TREMOR DIFFERENTIATED AND STRONGLY POSITIONED FOR FUTURE GROWTH OPPORTUNITIES AND TO PROVIDE BENEFITS FOR ITS PARTNERS 10 TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 CTV, Video, & Data End-to-End Strengthened and expanded capabilities, reach, and product offerings Maximizes revenue, cash flow, profitability, and provides flexibility

STRATEGIC REPORT $309.7m 2022 Contribution ex-TAC In addition, we were pleased to generate increased momentum and customer adoption within Tremor Video and Unruly during 2022, adding 319 new supply partners across Unruly (including 160 in the US), and 233 new advertiser customers across several verticals within Tremor Video. New Brand We recently rebranded all of our core products and platforms under Nexxen and intend to change the parent Company name later in 2023, subject to a shareholder vote at the Company’s next Annual General Meeting. We believe the rebranding and unification under Nexxen will enhance our commercial focus, and better convey the holistic value proposition of our horizontal technology stack to the market for the Company’s next phase of growth. Growth Strategy Our ongoing expansion across the global CTV ecosystem is a testament to our focused growth strategy that prioritises significant investment in our technology stack, both via organic and acquisitive initiatives, alongside the continual strengthening of our relationships with new and existing customers. We believe the market will remain data driven and will continue to shift towards programmatic video and CTV solutions. To this end, we will seek to further invest in our end-to-end platform as well as our technology and data capabilities, which underpin our unique, customer-centric proposition. Moving forward, our team will continue to invest in our platform to organically enhance our tech and data capabilities for customers, and leverage Tremor’s industry expertise to evaluate select strategic M&A opportunities. Our criteria for M&A remains stringent, with any potential targets evaluated based on their ability to accelerate our product development roadmap, expand our operational footprint and market share, and enhance customer experience and stickiness. Summary 2022 has proved to be another strategically transformational year for the Company. Our reputation for completing highly synergistic M&A was reaffirmed with our acquisition of Amobee, and we delivered an impressive operational and financial performance despite ongoing macro headwinds, maintaining our market leadership and resiliency within the CTV ecosystem. Notwithstanding the challenging economic backdrop, the Group delivered a solid Contribution ex-TAC and Adjusted EBITDA performance, while remaining highly cash generative and profitable, and maintaining a strong balance sheet. I would like to thank the entire team at Tremor for their dedication and commitment throughout what has been another pivotal year for the business. Although 2022 presented a number of challenges on a broader macro level, the talent and dedication of our people enabled us to successfully execute on our strategic growth plan, and will continue to underpin the expansion of our market-leading technology platform for years to come. OFER DRUKER Chief Executive Officer VIDAA Investment Ad monetization exclusivity + Exclusive global ACR data Hisense Relationship Rapidly growing CTV partner + Future exclusive sports content Rise of AVOD Advertisers & streaming services expected to need ACR data & monetization partners Amobee Enhances & expands tech capabilities, product offerings, customer base, & addressable market + strong synergies TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022 11

CHIEF FINANCIAL OFFICER’S STATEMENT

2022 was an important year for the business in terms of strategic investment, highlighted by the execution of transformational initiatives, and achievement of several key milestones, which strongly position the Company for future growth, and to further its leadership position within the TV advertising technology ecosystem.

During the year, the Company: (i) completed the acquisition of Amobee, the largest in its history, which both broadened and enhanced its suite of technology, planning, and data solutions, while adding significant scale and demand to its platform; (ii) invested $25 million in VIDAA, a CTV operating system and streaming platform, and subsidiary of Hisense; and, (iii) took advantage of discounted valuation opportunities in the stock market to repurchase approximately 11% of its outstanding Ordinary shares to generate, what we believe will be, added long-term value for our shareholders.

Impressively, the Company was able to successfully execute on the aforementioned initiatives whilst continuing to achieve a strong operational performance and remaining highly profitable and cash generative, despite well-documented market headwinds that challenged advertising budgets and demand throughout the year.

Adjusted EBITDA decreased by $16.3 million from $161.2 million for the year ended 31 December 2021 to $144.9 million for the year ended 31 December 2022. This decrease was primarily driven by challenging macroeconomic conditions which negatively impacted the advertising demand environment throughout 2022, including rising inflation, rising interest rates, global supply chain constraints, and geopolitical uncertainty.

Revenue decreased by $6.7 million, or 2.0%, to $335.3 million for the year ended 31 December 2022 from $341.9 million for the year ended 31 December 2021. Excluding results from Amobee, the $43.5 million decrease in annual revenue attributable to Tremor International as a standalone company was driven primarily by challenging macroeconomic conditions which negatively impacted the advertising demand environment throughout 2022 including widespread global supply chain constraints, rising interest rates, rising inflation, geopolitical uncertainty, and recession concerns. This decrease however was offset by $36.8 million in revenue contribution from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022.

Cost of revenues (exclusive of depreciation and amortization) decreased by $10.9 million, or 15.2%, to $60.7 million for the year ended 31 December 2022 from $71.7 million for the year ended 31 December 2021. Excluding cost of revenues associated with Amobee (exclusive of depreciation and amortization), the $15.6 million decrease in cost of revenues (exclusive of depreciation and amortization) associated with Tremor International as a standalone company was primarily driven by a decrease in Performance revenue and corresponding costs, as several direct-to-consumer brand customers experienced significant pressure on advertising budgets due to rising inflation during 2022. This decrease however was partially offset by $4.7 million in added cost of revenues (excluding depreciation and amortization) associated with Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022.

Gross profit margin increased by roughly 4%, to 82% for the year ended 31 December 2022 (2021: 79%). This increase was largely attributable to costs of revenues (exclusive of depreciation and amortization) declining at a faster rate than revenues declined year-over-year.

Research and development expenses increased by $15.2 million, or 82.7%, to $33.7 million for the year ended 31 December 2022 from $18.4 million for the year ended 31 December 2021. Excluding research and development expenses associated with Amobee, the $7.2 million increase in research and development costs associated with Tremor International as a standalone company was driven by increased investment in technology and product innovation which drove a $1.8 million increase in salary and related expenses as a result of increased headcount, a $0.9 million increase in expenses related to research and development and engineering tools and services and a $4.5 million increase in share-based compensation expense. Amobee added $8.0 million in research and development expenses for the period from when the acquisition closed on September 12, 2022, through December 31, 2022, primarily as a result of salary and related expenses.

Selling and marketing expenses increased by $15.3 million, or 20.6%, to $90.0 million for the year ended 31 December 2022 from $74.6 million for the year ended 31 December 2021. Excluding selling and marketing expenses associated with Amobee, the $0.4 million decrease in selling and marketing expenses for Tremor International as a standalone company was primarily driven by a $6.1 million decrease in wages and salaries, mainly connected to lower revenue performance, which was largely offset by a $3.5 million increase in share-based compensation expense and a $2.2 million increase in marketing, advertising, sales, and client-related expenses due to increased in-person sales and marketing events taking place, as certain COVID-19 restrictions began to abate in 2022. Amobee added $15.7 million in selling and marketing expenses for the period from when the acquisition closed on September 12, 2022, through December 31, 2022, which was driven primarily by salary and related expenses.

12	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

STRATEGIC REPORT

General and administrative expenses increased by $4.5 million, or 7.1%, to $68.0 million for the year ended 31 December 2022 from $63.5 million for the year ended 31 December 2021. Excluding general and administrative expenses associated with Amobee, the $1.3 million decrease in general and administrative expenses for Tremor International as a standalone company was driven primarily by an approximately $3.1 million decrease in allowance for historic debt collection activities compared to $5 million expenses in prior year, a $1.4 million decrease in rent expense, and a $3.0 million decrease in special bonuses awarded as a result of the successful completion of the Company’s initial public offering on the NASDAQ stock exchange in 2021. These decreases were offset mainly by a $5.1 million increase in professional service fees and expenses largely associated with increased legal, director’s insurance and audit fees due to public company reporting requirements in the United States, as well as a $5.8 million increase in acquisition costs, including the investment in Amobee, and a $0.4 million increase in share-based compensation. Amobee added $5.8 million in general and administrative expenses for the period from when the acquisition closed on September 12, 2022 through December 31, 2022, which was largely driven by salaries and related expenses.

As of 31 December 2022, our net cash* decreased by 69%, from $367.7 million for the year ended 31 December 2021 to $115.5 million for the year ended 31 December 2022. The decrease was primarily driven by the $233.0 million net cash used in investing activities. Net cash used in investing activities was largely attributable to $195.1 million cash utilized acquiring Amobee (net of cash acquired), $25.0 million used investing in VIDAA, acquisition and capitalization of intangible assets of $8.8 million as well as the acquisition of fixed assets of $6.4 million, and an increase in pledged deposits of $0.2 million, partially offset by lease payment receipt of $1.3 million and proceeds from sale of business unit of $1.2 million. The overall decrease in net cash was partially offset by net cash provided by operating activities of $83.0 million and net cash provided by financing activities of $3.1 million, which is derived from receipt of long-term debt, net of debt cost of $98.9 million, and proceeds from exercise of share options of $2.2 million, partially offset by acquisition of own shares of $86.0 million and lease repayments of $12.0 million.

In September 2022, the Company also entered into a $90 million senior secured term loan facility (the Term Loan Facility) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds from the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee. In addition to the $115.5 million net cash balance as of 31 December 2022, the Company may utilize the remaining $80 million undrawn on its revolving credit facility for general corporate purposes, or other purposes not prohibited under the Credit Facilities, including for potential future strategic investments and initiatives.

SAGI NIRI

Chief Financial Officer

*	Net cash is defined as cash and cash equivalents less short and long-term interest-bearing debt including capital leases

Adjusted EBITDA
			2021 $'000	2022 $'000
Total comprehensive income (loss) for the year			70,591	16,238
Foreign currency translation differences for foreign operation			2,632	6,499
Taxes on income			(948)	19,688
Financial expense (income), net			2,187	2,327
Depreciation and amortization			40,259	42,700
Stock-based compensation			42,818	50,505
Other expenses			–	540
Restructuring			508	307
Acquisition-related cost			253	6,085
IPO related one-time cost			2,938	–
Adjusted EBITDA			161,238	144,889

Profit (loss) from operations
	2021		2022
	As reported $'000	As a percentage of revenue %	As reported $'000	As a percentage of revenue %
Revenues	341,945	100.0%	335,250	100.0%
Cost of revenues (exclusive of depreciation
and amortization shown separately below)	71,651	21.0	60,745	18.1
Research and development	18,422	5.4	33,659	10.0
Selling and marketing	74,611	21.8	89,953	26.8
General and administrative	63,499	18.6	68,005	20.3
Depreciation and amortization	40,259	11.7	42,700	12.7
Other expenses (income), net	(959)	(0.3)	(4,564)	(1.4)
Profit (loss) from operations	74,462	21.8	44,752	13.3

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	13

BOARD OF DIRECTORS

CHRISTOPHER STIBBS	OFER DRUKER	SAGI NIRI	YANIV CARMI
Non-Executive Chairperson	Chief Executive Officer	Chief Financial Officer	Chief Operating Officer

Christopher Stibbs has served as a member of our board of directors since May 2019 and as our Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers and currently serves as a non-executive director at Oxford University Press and serves as a Chairperson of Times Higher Education, IWSR Topco Limited and Sagacity Solutions Ltd.

Ofer Druker has served as our Chief Executive Officer and as a member of our board of directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as our Executive Chairperson of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSA:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

Sagi Niri has served as our Chief Financial Officer since March 2020 and as a member of our board of directors since June 2020. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

Yaniv Carmi has served as our Chief Operating Officer since March 2020 and as a member of our board of directors since 2014. Mr. Carmi previously served as our Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of our business plan and driving our growth ambitions. Mr. Carmi was instrumental in our initial public offering of our ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

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NEIL JONES

Senior Non-Executive Director

Neil Jones has served as a member of our board of directors since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of UK listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc ("Huntsworth") in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers. Mr. Jones is also a non-executive Director of Sivota plc a UK listed special opportunities vehicle that invests in undervalued technology business.

REBEKAH BROOKS

Non-Executive Director

Rebekah Brooks has served as a member of our board of directors since June 2020. Since 2015, Ms. Brooks has been Chief Executive of British newspaper publisher News Corp UK & Ireland Limited, part of New News Corporation (NASDAQ:NWSA), a mass media and publishing company (“News Corp”), having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio. Ms. Brooks is a Director of News Group Newspapers and Times Newspapers, and a Non-Executive Director of PA Group, the parent company of the Press Association.

JOANNA PARNELL

Non-Executive Director

Joanna Parnell has served as a member of our board of directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross- platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

NORM JOHNSTON

Non-Executive Director

Norm Johnston has served as a member of our board of directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

LISA KLINGER

Non-Executive Director

Lisa Klinger has served as a member of our Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger served as Chief Financial Officer at Ideal Image Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures. Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc.,

(NASDAQ:PTON), the leading connected fitness platform. Ms. Klinger's previous Chief Financial Officer roles include Vince Holding Corp. (NYSE:VNCE), a fashion apparel company and The Fresh Market, Inc., a specialty food retailer. At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chairperson of Emerald Holdings, Inc. (NYSE: EEX), a leading U.S. business-to-business platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors and both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE: PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	15

CORPORATE GOVERNANCE REPORT

The Board is responsible to shareholders for the effective direction and control of the Company, with the aim of generating long-term success for Tremor. This report describes the framework for corporate governance and internal controls that the directors have established to enable them to carry out this responsibility.

The directors recognise the importance of high standards of corporate governance and have chosen to adopt the Quoted Companies Alliance Corporate Governance Code (the “QCA Code”) as the basis of the Company’s governance framework. This is in line with the London Stock Exchange’s AIM Rules requiring all AIM-listed companies to adopt and comply with a recognised corporate governance code. As an Israeli company, the Company also complies with the corporate governance provisions of Israel’s Companies Law, 5759-1999 (the “Companies Law”), and the City Code on Takeovers and Mergers does not apply to the Company. In addition, the Company is subject to the corporate governance rules of the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq as described in the Company’s filings with the SEC.

The Board believes that good corporate governance reduces risks within the business, promotes confidence and trust amongst its stakeholders and is an important part of the effectiveness and efficiency of the Company’s management framework.

The QCA Code includes ten broad principles that the Board strives to implement in order to deliver on its responsibilities to the Company’s shareholders. The table below references how the Board complies with the principles of the QCA Code. The QCA Code can be found on the QCA’s website: www.theqca.com.

DELIVER GROWTH

1. Establish a strategy and business model which promote long-term value for shareholders

Tremor consistently reiterates its growth strategy in both its communications, which include RNS, filings with the SEC, presentations to stakeholders, and its financial results statements.

We believe that programmatic advertising is still an underpenetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and digital continues to shift towards programmatic execution. We intend to capitalize on these secular trends by pursuing growth opportunities that include:

•	Focus on Core Areas of Growth in Video and CTV

CTV is one of the fastest growth formats within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of approximately 15.5% from 2022 to 2026, and Video is expected to grow at a CAGR of approximately 13.0%, reaching roughly $121.5 billion by 2026. Digital video and CTV comprise approximately 89% of our programmatic revenue for the year ended December 31, 2022, including contributions from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022, and have been core focuses for us since inception. We plan to leverage our existing expertise in Video and CTV to increase our market share and introduce new technologies and solutions.

•	Introduce New Products and Invest in our Technology Stack

As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets, enhancing our CTV solution capabilities and marketplace, enhancing our audience targeting capabilities, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities. We are providing customers with creative alternatives to plan and execute their campaigns, giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem. There is market movement away from cookie-based tracking which has created an increase in demand for alternative solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as IdentityLink and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to support various identifier solutions.

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•	Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and as brands and publishers continue to focus on Video and CTV, we are strongly positioned to increase our customer base and generate additional revenue from existing customers.

•	Expand Our International Footprint and United States Market Share

We continue to acquire new publishers and advertisers globally and invest in expanding our global footprint, providing significant global demand and supply of digital ad impressions across all channels and formats. We will continue to invest in third-party integrations, maintaining and enhancing our platform’s flexibility. We are leveraging our existing technology stack to provide innovative solutions to new and existing customers regardless of location or platform. We consistently innovate and develop new tools and products that enable our customers to maximize their benefit from using our platform and services.

•	Continue to Bolster our Data Capabilities

We leverage real-time data, artificial intelligence and machine learning capabilities to synthesize, aggregate and contextualize vast amounts of data sets to help our advertisers and publishers optimize their digital ad spend/inventory. Our DMP solution was architected to be flexible, which allows us to deliver impactful and unique insights that are agnostic to format or device type. By owning our own proprietary DMP solution, we are able to provide robust analytics, insights, and better segmentation on a global basis. We believe this gives us a large competitive advantage and enables higher ROI to our advertisers and optimal yield on digital inventory to our publishers.

•	Leverage our Industry Expertise and Target Select Acquisitions

We have been successful in past acquisitions and may direct our industry experience and focus to identify future complementary acquisitions to further broaden our scale and technology solutions. To the extent we identify attractive acquisition opportunities, we have the experience, leadership and track record to successfully execute strategic transactions and integrate acquired businesses into our platform.

The key challenges to the business and how these are mitigated are detailed on pages 25 to 28 of this report.

2. Seek to understand and meet shareholder needs and expectations

Tremor encourages dialogue with both its institutional and private retail shareholders, responding quickly and with transparency to all relevant queries received. The Company provides the contact details for its IR advisers on its website. Tremor also engages with investors via its brokers in the UK, finnCap, and Stifel.

Ofer Druker, Tremor’s CEO, Sagi Niri, Tremor’s CFO, and William Eckert, Tremor’s Vice President of IR, meet regularly with institutional investors, usually in relation to the issuance of financial results, and endeavour to accommodate all meeting requests from investors.

The Board recognises the AGM as an important opportunity to meet private shareholders. The directors – both non-executive and executive – are typically also available to speak to shareholders informally immediately following the AGM. The Company’s executive directors hosted an investor presentation in November 2022 specifically to engage with the private investor community.

Five of Tremor’s six non-executive directors are UK-based and available to meet with shareholders as requested. This includes the Non-Executive Chairperson, who liaises regularly with shareholders (independent of management) and seeks to understand voting decisions/intentions where appropriate. The Chairperson either directly, or indirectly through Tremor’s brokers, regularly solicits feedback from the Company’s investors. The Chairperson also receives questions from shareholders and looks to address them in a timely manner. Regular reports are provided to the Board on meetings with shareholders and any concerns are communicated.

Tremor also seeks to meet the needs of shareholders on an ad hoc basis where necessary, such as with webcasts and separate presentations attended by analysts and private investors.

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CORPORATE GOVERNANCE REPORT
continued

3. Take into account wider stakeholder and social responsibilities and their implications for long-term success Tremor’s management team encourages employees to share their feedback, ideas, and thoughts by promoting a transparent organisational culture and an “open door” policy. Employees share their feedback with their managers on a regular basis one-on-one. Those participating in the leadership programmes are asked to share their thoughts in group discussions and provide any feedback they might have in regard to management, culture and the Company’s actions. The Company also introduced internal surveys to garner employee feedback and satisfaction and to receive suggestions. The Company shares its list of core values with all employees, which are the foundation of its culture: “I C.A.N.” (Each day, we strive to be as Innovative, Committed + Collaborative and Authentic as possible, with No Ego).

Staff retention rate is a key consideration and is a factor in determining the bonus payment of the executive directors. Retention is also a matter reported on to the Board.

The Company communicates and builds relationships with external stakeholders via its marketing efforts, including social media, events, PR, direct marketing and online advertising. The Company offers to meet with stakeholders at regular events globally, and occasionally directly contacts investors to offer meetings.

Tremor has a ‘People & Culture’ programme, which includes providing employees with opportunities for volunteering in the community – with a particular focus on education – such as tutoring young people and collaborating with schools that care for underprivileged children. Tremor also regularly donates to charitable organisations.

4. Embed effective risk management, considering both opportunities and threats, throughout the organisation The risks to the business and how these are mitigated are detailed on pages 25 to 28 and its internal control measures on page 23 of this report.

Both the executive directors and senior managers are responsible for reviewing and evaluating risk on an ongoing basis and the Board considers risks to the business at its meetings. The Board also allocates certain meetings to have a more in-depth review of strategy and risk.

The Audit Committee of the Board consults with external advisers, including the internal auditor, Fahn Kanne Control Management Ltd., Grant Thornton Israel, as/when needed to support execution on strategy and risk mitigation, and holding executive sessions with external auditor, KPMG, to discuss the audit process and the manner in which the Company’s finance team is expanding to address the significant international growth of the business.

MAINTAIN A DYNAMIC MANAGEMENT FRAMEWORK

5. Maintain the Board as a well-functioning, balanced team led by the chairperson

The composition, roles, and responsibilities of the Board and its committees are set out on pages 20 to 22 of this report. The number of meetings of the Board and the committees are also detailed.

High level and in-depth analytic materials, including the minutes from the prior meeting, are sent in a timely manner ahead of each committee or board meeting allowing Board members adequate time to review them. After each meeting, the minutes are sent to the chairperson for review and approval. All directors have direct access to the advice and services of the Company Secretary and the Chief Legal Officer and are able to take independent professional advice in the furtherance of the duties, if necessary, at the Company’s expense.

The composition of the Board is outlined on pages 14 to 15 of this report.

The time devoted by directors to their duties varies depending on the activities of the company. In 2022, the board held 17 meetings. The Board typically holds at least one meeting annually to review strategy and interact with senior managers. All executive directors work full-time for Tremor and the non-executive Chairperson spends a minimum of three to four days per month on Tremor business. This is primarily typically via in-person or virtual meetings, or phone calls with management, brokers and shareholders. The other non-executive directors spend a minimum of two days per month on their duties, primarily through in-person or virtual meetings, and phone calls with management and other board members.

6. Ensure that between them the directors have the necessary up-to-date experience, skills and capabilities The composition of the Board and the credentials of the individual directors are outlined on pages 14 to 15 of this report. All of the directors remain active in their respective business lines, many in the media and marketing industry – working for public and private companies – which ensures that their skillsets remain highly complementary to the Tremor business.

The Sustainability, Nominating and Governance Committee of the Board oversees the hiring process and makes recommendations to the Board on new board appointments as well as re-election of existing directors. Prior to any new member joining the Board, a search for candidates is conducted, with any subsequent appointment made on merit, against objective criteria, and with due regard for the benefits of diversity on the Board, including gender. A Board diversity matrix is maintained on the Company’s website. The Sustainability, Nominating and Governance Committee also considers succession planning.

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CORPORATE GOVERNANCE

7. Evaluate Board performance based on clear and relevant objectives, seeking continuous improvement

The Board runs an annual self-evaluation process on its effectiveness and encourages open and transparent communication.

All directors are subject to re-election by the shareholders each year.

The executive directors are subject to an annual performance review during which they are measured against pre-set criteria.

The Board constantly looks to ensure that the executive management of the Company evolves. The Company conducts a leadership programme to ensure talent can be promoted within the business. If there are skills gaps, the Company looks to fill those externally. At present, the directors are confident there is sufficient talent within the Company to be able to appoint new leadership from within.

8. Promote a corporate culture that is based on ethical values and behaviours

As part of our track record of successfully integrating acquisitions, we pride ourselves on bringing together new teams under one culture. Each day, we strive to be as innovative, committed, collaborative and authentic as possible, with no ego, which is why these are our global company values. Our management team encourages employees to share their feedback, ideas, and thoughts by promoting a transparent organizational culture and an open-door policy. We also introduced internal surveys to garner employee feedback and satisfaction and to receive suggestions. We communicate and build relationships with external stakeholders via our marketing efforts, including digital and social media, events, public relations, direct marketing, and online advertising among other initiatives.

We have “People & Culture” programs, which provide employees with volunteer opportunities in many of our local communities, particularly focused on education and serving underprivileged communities. We as a company also regularly donate to volunteer associations. Our employees tend to be long-tenured across our entities, with an average tenure of the leadership team being approximately seven years, and more than three years across all employees. We believe we attract talented employees to our company, and sophisticated customers to our platform, in large part because of our vision and unwavering commitment to using cutting-edge technologies to create products that help advance the digital advertising industry. As of December 31, 2022, we had 1,087 employees globally, including employees integrated into the combined Company through the acquisition of Amobee.

9. Maintain governance structures and processes that are fit for purpose and support good decision-making by the Board

The Corporate Governance Report on pages 16 to 19 of this report details the corporate governance structures and processes for the Company.

BUILD TRUST

10. Communicate how the company is governed and is performing by maintaining a dialogue with shareholders and other relevant stakeholders

Tremor describes its communication practices in its annual report under ‘Relationship with Shareholders’ (page 23 of this report).

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THE BOARD AND COMMITTEES

Board of Directors

The Board is responsible for the overall strategy and financial performance of the Company and has a formal schedule of matters reserved for its approval. In order to lead the development of the strategy of the Company and the progress of financial performance, the Board is provided with timely and comprehensive information that enables the Board to review and monitor the performance of the Company and to ensure the Company is able to achieve its strategic goals.

Board Composition

The Board is currently comprised of three executive directors, Ofer Druker, Yaniv Carmi and Sagi Niri, and six non-executive directors, Christopher Stibbs (Chairperson of the Board), Neil Jones, Joanna Parnell, Lisa Klinger, Rebekah Brooks, and Norman Johnston. The balance between executive and non-executive directors does not allow any group to dominate the Board’s decision making.

Collectively, the non-executive directors bring a valuable range of expertise in assisting the Company to achieve its strategic aims. The effectiveness of the Board benefits from the following skills and experience which the current Board members possess: advertising, media, finance and accounting, governance, research and development and technology expertise.

Operation of the Board

The Company Secretary, Yaniv Carmi, and Chief Financial Officer, Sagi Niri, and the Chief Legal Officer, Amy Rothstein, are responsible for ensuring that the Company complies with the statutory and regulatory requirements and maintains high standards of corporate governance. They support and work closely with the Chairperson of the Board, the Chief Executive Officer and the Board committee chairs in setting agendas for meetings of the Board and its committees and support the transfer of timely and accurate information flow from and to the Board and the management of the Company.

The Board holds its meetings in accordance with its scheduled calendar. The Board also holds regular virtual meetings to update the members on operational and other business, and the Board convenes occasionally for additional updates and conversations on ad-hoc emerging matters that arise in-between the scheduled Board meetings. A majority of the Board members, which constitutes the legal quorum for a board meeting, attend each of the board meetings. Each board meeting is preceded by a clear agenda and any relevant information is provided to directors in advance of the meeting.

An agreed procedure exists for directors in the furtherance of their duties to take independent professional advice. Newly appointed directors are to be made aware of their responsibilities through the Company Secretary and Chief Legal Officer. The Company provides the directors with training sessions via internal meetings, presentations and conversations which are being conducted by Company advisors, management and other relevant persons during the year in order to enable greater awareness and understanding of the Company’s business and the environment in which it operates.

The Board has established properly constituted Audit, Compensation and Sustainability, Nominating and Governance committees of the Board with formally delegated duties and responsibilities.

AUDIT COMMITTEE

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Lisa Klinger, Neil Jones and Joanna Parnell. Lisa Klinger serves as the Chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. The Board has determined that Neil Jones and Lisa Klinger are each an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

The Board has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which is different from the general test for independence of board and committee members.

Audit Committee Role

The Board has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor

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CORPORATE GOVERNANCE

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•	identifying irregularities in our business administration by among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•	reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

COMPENSATION COMMITTEE

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least three independent directors.

Our compensation committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Neil Jones serves as Chairperson of the committee. The Board has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, transactions with our Chief Executive Officer from the approval of our shareholders.

The Board has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

•	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•	reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement.

The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder.

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THE BOARD AND COMMITTEES
continued

The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

•	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy was last adopted by our compensation committee, board of directors and shareholders on April 30, 2021.

SUSTAINABILITY, NOMINATING AND GOVERNANCE COMMITTEE

Our sustainability, nominating and governance committee consists of Neil Jones, Joana Parnell and Christopher Stibbs. Christopher Stibbs serves as Chairperson of the committee. The Board has adopted a sustainability, nominating and governance committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

CONFLICTS OF INTEREST

The Company has procedures for the disclosure and review of any conflicts, or potential conflicts, of interest in compliance with the Companies Law, which the directors may have and for the authorisation of such conflict matters by the Board.

Under the Companies Law, any transaction of the Company with a director or any transaction of the Company in which a director has a personal interest requires the approval of the Board. The transaction must not be approved if it is not in the Company’s best interest. If the transaction is an extraordinary transaction (i.e. a transaction that is not in the ordinary course of business, that is not on market terms or that is likely to have a material impact on a company’s profitability, assets or liabilities), then Audit Committee approval is required in addition to Board approval.

If the transaction concerns exculpation, indemnification, insurance or compensation of the director, then the approvals of the Compensation Committee, the Board and the shareholders by way of ordinary resolution are required (in that order).

A director who has a personal interest in a matter that is considered at a meeting of the Board, the Audit Committee or the Compensation Committee may not attend that meeting or vote on that matter, unless a majority of the Board, the Audit Committee or the Compensation Committee, as applicable, has a personal interest in the matter. If a majority of the Board, the Audit Committee or the Compensation Committee, as applicable, has a personal interest in the transaction, then shareholder approval, by way of ordinary resolution, is also required. The authorisation of a conflict matter, and the terms of authorisation, may be reviewed at any time by the Board.

The Board considers that these procedures are operating effectively. There have been no matters of a material nature arising requiring assessment by the Board as a potential conflict during the year.

22	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

CORPORATE GOVERNANCE

RELATIONSHIP WITH SHAREHOLDERS

The Company encourages the participation of both institutional and private investors. The Chief Executive Officer and Chief Financial Officer meet regularly with institutional investors, usually in regard to the issuance of quarterly and full year results. Communication with private individuals is maintained through the Annual General Meeting and the Company’s annual and interim reports. In addition, further details on the strategy and performance of the Company can be found on its website (www.tremorinternational.com), which includes copies of the Company’s press releases.

Regular updates are provided to the Board on meetings with shareholders and analysts, and brokers’ opinions. Non-executive directors are available to meet major shareholders, if required. Investors are also encouraged to contact the Company’s Vice President of Investor Relations, William Eckert, or Investor Relations advisors, Vigo Consulting in the UK, and KCSA in the US.

INTERNAL CONTROLS

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective. This Annual Report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm because we are currently an emerging growth company in accordance with the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT AND AUDITOR INDEPENDENCE

An additional responsibility of the Audit Committee is to keep under review the scope and cost effectiveness of the external audit. This includes recommending to the Board the appointment of the external auditors and reviewing the scope of the audit, approving the audit fee and, on an annual basis, the Committee being satisfied that the auditors are independent.

Somekh Chaikin, member firm of KPMG International, is retained to perform audit and audit-related work on the Company and its subsidiaries. The Audit Committee monitors the nature and extent of non-audit work undertaken by the auditors. It is satisfied that there are adequate controls in place to ensure auditor independence and objectivity. Periodically, the Audit Committee monitors the cost of non-audit work undertaken by the auditors. The Audit Committee considers that it is in a position to take action if at any time it believes that there is a risk of the auditors’ independence being undermined through the award of this work.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	23

TAKEOVERS & MERGERS

TAKEOVERS & MERGERS

As the Company is incorporated in Israel, it is subject to Israeli law and the City Code on Takeovers and Mergers does not apply to the Company.

Mergers

The Companies Law permits merger transactions, provided that each party to the transaction obtains the approval of its board of directors and shareholders (excluding certain merger transactions which do not require the approval of the shareholders, as set forth in the Companies Law).

Pursuant to the Company’s Articles of Association, the shareholders of the Company are required to approve the merger by the affirmative vote of a majority of the Ordinary Shares of the Company represented at the shareholders meeting in person or by proxy and voting thereon. In addition, for purposes of the shareholder vote of each party, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person who holds 25 per cent. or more of the shares or the right to appoint 25 per cent. or more of the directors of the other party, has voted against the merger.

The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

In addition, the provisions of the Companies Law that deal with ‘‘arrangements’’ between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75 per cent. of the shares voted on the matter, as well as 75 per cent. of each class of creditors. In addition to shareholder approval, court approval of the transaction is required.

Under the Companies Law, in the event the Company enters into a merger or an “arrangement” under the Companies Law (as described above), the provisions of the Companies Law and the Articles of Association rules with respect to tender offers (as described below) do not apply.

SPECIAL TENDER OFFER

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser could become a holder of 25 per cent. or more of the voting rights in the Company. This rule does not apply if there is already another holder of at least 25 per cent. of the voting rights in the Company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser could become a holder of more than 45 per cent. of the voting rights in the company, if there is no other shareholder of the company who holds more than 45 per cent. of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5 per cent. of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5 per cent. of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares that are acquired in violation of this requirement to make a tender offer will be deemed Dormant Shares (as defined in the Companies Law) and will have no rights whatsoever for so long as they are held by the acquirer.

FULL TENDER OFFER

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90 per cent. of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, either:

•	the purchaser acquires more than 95 per cent. of the company’s shares or a particular class of shares and a majority of the shareholders that did not have a Personal Interest accepted the offer; or the appointing of experienced and suitably qualified staff to take responsibility for key business functions to ensure maintenance of high standards of performance. ¬

•	the purchaser acquires more than 98 per cent. of the company’s shares or a particular class of shares;

then, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares. However, if the purchaser is unable to purchase more than 95 per cent. or 98 per cent., as applicable, of the company’s shares or class of shares, the purchaser may not own more than 90 per cent. of the shares or class of shares of the target company.

24	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

CORPORATE GOVERNANCE

DIRECTORS’ REPORT

PRINCIPAL ACTIVITIES

Tremor is a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory. Tremor uses its proprietary technology to deliver impactful brand stories to target audiences through digital ad technology and advanced audience data. Tremor’s omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in video format ads on all devices (“Video”) and Connected TV (“CTV”).

BUSINESS REVIEW

The information that fulfils the requirements of the business review, including details of the 2022 results, principal risks and uncertainties and the outlook for future years, are set out in the Chairperson’s, Chief Executive Officer’s and Chief Financial Officer’s statements on pages 4 to 13, and in this Directors’ Report.

DIRECTORS

The following Directors held office as indicated below for the year ended 31 December 2022 and up to the date of signing the consolidated financial statements except where otherwise shown.

Christopher Stibbs – Non-Executive Chairperson

(Throughout 2022-present)

Ofer Druker – Chief Executive Officer

(Throughout 2022-present)

Yaniv Carmi – Chief Operating Officer

(Throughout 2022-present)

Sagi Niri – Chief Financial Officer

(Throughout 2022-present)

Joanna Parnell – Non-Executive Director

(Throughout 2022-present)

Neil Jones – Non-Executive Director

(Throughout 2022-present)

Rebekah Brooks – Non-Executive Director

(Throughout 2022-present)

Norman Johnston – Non-Executive Director

(Throughout 2022-present)

Lisa Klinger – Non-Executive Director

(Throughout 2022-present)

DIRECTORS’ COMPENSATION AND INTERESTS

The Compensation Report is set out on pages 29 to 30. It includes details of Directors’ compensation, interests in the Ordinary Shares of the Company and share options.

CORPORATE GOVERNANCE

The Board’s Corporate Governance Report is set out on pages 16 to 19.

DIRECTORS’ RESPONSIBILITIES

The Companies Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the relevant financial year pursuant to applicable accounting standards.

The Directors, after considering the risks and uncertainties and after reviewing the Company’s operating budgets, investment plans and financing arrangements, consider that the Company has sufficient resources at their disposal to continue their operations for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

PRINCIPLE RISKS AND UNCERTAINTIES

The Directors assess and monitor the key risks of the business on an ongoing basis. Following are the principal risks and uncertainties that could have a material effect on the Company’s performance:

Risks Relating to Our Business

•	Our success and revenue growth are dependent on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers.

•	Our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies and advertisers.

•	Our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers.

•	If we fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by advertisers and publishers, we may not attract and retain advertisers and publishers, which could have an adverse effect on our business, results of operations and financial condition.

•	Significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns.

•	Our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform and cause us to lose publishers, advertisers and revenue. Consumer tools, regulatory restrictions and technological limitations all threaten our ability to use and disclose data.

•	If the use of third-party “cookies,” mobile device IDs, CTV data collection or other tracking technologies is restricted without similar or better alternatives (and adoption of such alternatives), our platform’s effectiveness could be diminished and our business, results of operations and financial condition could be adversely affected.

•	Our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation and negatively impact our business, operating results and financial condition.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	25

DIRECTORS’ REPORT
continued

•	We must grow rapidly to remain a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.

•	The market for programmatic buying for advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

•	If we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims that could adversely affect our business, results of operations and financial condition.

•	If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.

•	We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process inventory and we may lose revenue.

•	Disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business.

•	We face potential liability and harm to our business based on the human factor of inputting information into our platform.

•	We are subject to cybersecurity risks to operational systems, security systems, infrastructure and customer data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

•	Any failure to protect our intellectual property rights could negatively impact our business.

Risks Relating to the Market in Which We Operate

•	If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect, our business, operating results and financial condition could be harmed.

•	Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.

•	Our global operations subject us to certain risks beyond our control and may adversely affect our financial results.

•	The extent to which the lingering impacts of the COVID-19 pandemic or other infectious disease pandemics that may occur, including the resulting global economic uncertainty, and measures taken in response to pandemics, could adversely affect our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.
•	Any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels, could adversely affect our business, results of operations and financial condition.

•	If CTV develops in ways that prevent advertisements from being delivered to consumers, our business, results of operations and financial condition may be adversely affected.

•	The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

•	Seasonal fluctuations or market changes in advertising activity could have a material impact on our revenue, cash flow and operating results.

•	If we do not effectively grow and train our sales and support teams, we may be unable to add new customers or increase usage of our platform by our existing customers and our business will be adversely affected.

•	The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Risks Relating to Global Operations Including Location in Israel and Our Employees

•	Our long-term success depends on our ability to operate internationally making us susceptible to risks associated with cross-border sales and operations.

•	We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.

•	Inability to attract and retain other highly skilled employees could harm our business.

•	Conditions in Israel could materially and adversely affect our business.

•	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

•	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our ADSs or assets.

•	Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended (the “Securities Act”), which may limit the ability of our shareholders to initiate litigation against us or increase the cost thereof.

•	It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

26	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

CORPORATE GOVERNANCE

Risks Relating to Our Financial Position

•	Our operating history makes it difficult to evaluate our business and prospects and may increase the risk associated with your investment.

•	We often have long sales cycles, which can result in significant time and investment between initial contact with a prospect and execution of an agreement with an advertiser or publisher, making it difficult to project when, if at all, we will obtain new advertisers or publishers, and when we will generate revenue from them.

•	We are subject to payment-related risks and, if our advertisers do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.

•	The Amobee acquisition and any future acquisitions or strategic investments could be difficult to integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations and financial condition.

•	We are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

Risks Relating to Legal or Regulatory Constraints

•	We are subject to regulation with respect to political advertising, which lacks clarity and uniformity.

•	We are subject to laws and regulations related to data privacy, data protection and information security and consumer protection across different markets where we conduct our business, including in the United States, the European Economic Area (“EEA”) and the United Kingdom and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing.

•	If publishers, buyers, and data providers do not obtain necessary and requisite consents from consumers for us to process their personal data, we could be subject to fines and liability.

•	We generally do not have a direct relationship with consumers who view advertisements placed through our platform, so we may not be able to disclaim liabilities from such consumers through terms of use on our platform.

•	We face potential liability and harm to our business based on the nature of our business and the content on our platform and we are, and may be in the future, involved in commercial disputes with counterparties with whom we do business.

•	We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

Risks Relating to Our ADSs

•	The price of our ADSs and the trading volume of our ADSs may be volatile, and you may lose all or part of your investment.

•	There was no public market for our ADSs prior to the listing of our ADSs on the Nasdaq Global Market effective in June 2021 (the “IPO”), and an active trading market may not develop at the rate and volume expected which may impact investors’ ability to sell our ADSs.
•	If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs and trading volume could decline.

•	The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.

•	We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we may rely on these reduced disclosure requirements.

•	We are foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

•	The market price of our ADSs could be negatively affected by future issuances and sales of our ADSs or ordinary shares.

•	We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

•	There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ADSs.

•	If a United States person is treated as owning at least 10% of our shares (by vote or value), such holder may be subject to adverse U.S. federal income tax consequences.

•	We have broad discretion over the use of proceeds we received in our IPO and may not apply the proceeds in ways that increase the value of your investment.

•	We incur increased costs as a result of operating as a U.S. listed public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

•	Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be holders of ADSs sole source of gains and they may never receive a return on their investment.

•	Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

•	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

•	Holders of the ADSs are not able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares

•	Holders of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	27

DIRECTORS’ REPORT
continued

•	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

•	Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

•	Holders of ADSs may be subject to limitations on transfer of their ADSs.

•	Exposure to foreign currency exchange rate fluctuations could negatively impact our results of operations.

•	A small number of significant beneficial owners of our shares have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

For a more detailed discussion of the factors above, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023.

RESEARCH AND DEVELOPMENT

Our business model enables us to invest in our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both advertisers and publishers in real time. We are committed to innovative technologies and the rapid introduction of enhanced functionalities to support the dynamic needs of our advertisers and publishers. We therefore expect technology and development expense to increase as we continue to invest in our platform to support increased advertising spend volume and international expansion.

Our technology and development team is based in the United States and Israel. As of December 31, 2022, research and development expenses accounted for 14.7% of our operating expenses. This includes expenses from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022.

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies, and own more than 50 patents. We rely upon common law protection for certain marks, such as “Tremor” and “Tremor Video.”

We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Details of the share capital of the Company as at 31 December 2022 are set out in Note 15 to the consolidated financial statements.

At 31 May 2023, the total issued and outstanding number of Ordinary Shares were 142,841,903 and 48,303,942 Ordinary Shares were held in treasury as dormant shares. The following held 3% or more of the ordinary share capital of Tremor:

Shareholder	%
Mithaq Capital	24.2%
Toscafund Asset Management	15.2%
Schroder Investment Management	10.0%
News Corp	6.0%
JB Capital Partners	3.9%
Hargreaves Lansdown Asset Management	3.6%
Interactive Investor	3.5%
River & Mercantile Asset Management	3.4%

INDEPENDENT AUDITORS

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2022 and 2021. The following are KPMG fees for professional services in each of the respective years:

	Year ending December 31,
	2022	2021
	$'000	$'000
Audit Fees (1)	842	551
Audit-related fees (2)	130	125
Tax fees	288	213
Total	1,260	889

(1)   “Audit fees” are the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)    “Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily consist of accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Pre-Approval Policies and Procedures

The advance approval of our audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and nonaudit services provided by our auditors.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

28	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

CORPORATE GOVERNANCE

COMPENSATION REPORT

DIRECTORS’ COMPENSATION

The Board recognises that Directors’ Compensation is of legitimate interest to the shareholders. The Company operates within a competitive environment, performance depends on the individual contributions of the Directors and employees and it believes in rewarding vision and innovation. As an Israeli company quoted on the AIM market of the London Stock Exchange, the Company is not required to comply with the requirements of Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

POLICY ON DIRECTORS’ COMPENSATION

The policy of the Board is to provide executive compensation packages designed to attract, motivate and retain Directors of the calibre necessary to maintain the Company’s position. It aims to provide sufficient levels of compensation to do this, but to avoid paying more than is necessary. The compensation will also reflect the Director’s responsibilities.

COMPENSATION

The compensation of the Directors in 2022 was as follows (all amounts in USD – NIS 3.376: USD 1, USD 1.376: GBP 1):

Christopher Stibbs	209,773
Ofer Druker	16,664,913
Yaniv Carmi	7,784,770
Sagi Niri	6,299,390
Neil Jones	75,885
Joanna Parnell	68,838
Rebekah Brooks	58,972
Norman Johnston	58,972
Lisa Klinger	69,600

COMPENSATION OF EXECUTIVES AND OTHER MANAGERS

The compensation of the Company’s five most highly compensated executives and managers (including three of its executive directors) in 2022 was as follows (all amounts in USD) (1):

Name and Principal Position(2)	Base salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-based Compensation(5)	Total
Ofer Druker Chief Executive Officer	720,000	217,827	540,000	15,187,086	16,664,913
Yaniv Carmi Chief Operating Officer	600,000	130,903	360,000	6,693,867	7,784,770
Sagi Niri Chief Financial Officer	383,855	41,236	225,000	5,649,299	6,299,390
Tal Mor Chief Technology Officer	303,245	36,116	262,500	1,837,099	2,438,961
Amy Rothstein Chief Legal Officer	400,000	61,963	150,000	1,546,177	2,158,140

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our audited consolidated financial statements for the year ended December 31, 2022.

(2)	All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for Medicare and social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our audited consolidated financial statements for the year ended December 31, 2022.

(5)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2022 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 17 to our audited consolidated financial statements, which are included in this Annual Report.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	29

COMPENSATION REPORT

continued

NEW GRANTS DURING THE PERIOD

During 2022, the Group granted 620 thousand share options and 945 thousand Restricted Share Units (RSUs) and Performance Stock Units (PSUs) to its executive officers and employees from outstanding awards under Tremor’s equity incentive plans.

Director	Number of RSU/ PSU granted	Total number of RSU/PSU held as of May 31 2023
Ofer Druker*	0	1,843,750
Yaniv Carmi**	0	811,250
Sagi Niri***	0	873,750

*	Ofer Druker: 2,209,680 RSU/PSU vested during 2022

**	Yaniv Carmi: 1,040,538 RSU/PSU vested during 2022

***	Sagi Niri: 590,000 RSU/PSU vested during 2022

DIRECTORS’ AND RELATED PARTIES INTERESTS

As of 31 May 2023:

	Number of ordinary shares	Number of ordinary shares under option, RSUs and PSUs	Percentage holding of Total Voting Rights	Percentage holding on a fully diluted basis
Ofer Druker	3,859,341	1,843,750	2.70%	3.72%
Yaniv Carmi	1,775,791	811,250	1.24%	1.69%
Sagi Niri	993,900	873,750	0.70%	1.22%
Joanna Parnell	Nil	Nil	Nil	Nil
Neil Jones	8,000	Nil	0.01%	0.01%
Christopher Stibbs	Nil	Nil	Nil	Nil
Rebekah Brooks	Nil	Nil	Nil	Nil
Norman Johnston	Nil	Nil	Nil	Nil
Lisa Klinger	Nil	Nil	Nil	Nil

30	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

USE OF NON-IFRS FINANCIAL INFORMATION

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non -IFRS financial measures may differ from the items excluded from, or included in, similar non -IFRS financial measures used by other companies.

See “Reconciliation of Revenue to Contribution ex-TAC,” “Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA,” and “Reconciliation of Net Income (Loss) to Non-IFRS Net Income (Loss),” included as part of this annual report.

●	Contribution ex-TAC: Contribution ex-TAC for Tremor International is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

●	Adjusted EBITDA: We define Adjusted EBITDA for Tremor International as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the annual report because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

●	Adjusted EBITDA margin: We define Adjusted EBITDA margin as Adjusted EBITDA on a Contribution ex-TAC basis.

●	Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share: We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non- IFRS income (loss) is equal to net income excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non- IFRS measure. However, a potential limitation of our use of non- IFRS earnings (loss) per share is that other companies may define non- IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward- looking basis to determine the corresponding IFRS metric.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	31

FINANCIAL STATEMENTS

continued

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements, including forward- looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward- looking statements. All statements contained in this annual report that do not relate to matters of historical fact should be considered forward -looking statements, including without limitation statements regarding the anticipated financial results for H1 2023, H2 2023, and full year 2023; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued future growth in both the US and international markets in 2023 and beyond; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and the widespread global supply chain issues that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2023 and beyond; the future impact of the Company’s liquidity position and its ability to meet the ongoing needs of the business as well as for future potential investments and related initiatives; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits and synergies from the Amobee acquisition and ability of Tremor to continue to recognize those synergies; Tremor’s ability to continue to execute on cross-selling opportunities and its introduction of new technology products to a significantly larger customer base and addressable market; the timing to complete the technology integration of Amobee, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic as well as global conflicts and war, and how those developments may adversely impact Tremor’s business, customers, and the markets in which Tremor competes, changes in industry trends, the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA, including as a result of an inability to integrate Amobee’s business effectively and efficiently into Tremor, and other negative developments in Tremor’s business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward -looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this annual report speak only as of the date of this annual report, and Tremor does not intend to update these forward -looking statements after the date of this annual report, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this annual report does not mean a legal partner or legal partnership.

32	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended December 31			Twelve months ended December 31
	2022	2021		2022	2021
	$’000	$’000%		$’000	$’000%
Total comprehensive income (loss)	9,796	23,895	(%59)	16,238	70,591	(%77)
Foreign currency translation differences for foreign operation	(4,735)	505		6,499	2,632
Taxes on income	5,040	(601)		19,688	(948)
Financial expense, net	717	564		2,327	2,187
Depreciation and amortization	17,184	10,314		42,700	40,259
Stock-based compensation	7,986	19,122		50,505	42,818
Acquisition related costs	93	253		6,085	253
Restructuring costs	307			307	508
Other expense (income), net	540	–		540	–
IPO related one-time costs	–	–		–	2,938
Adjusted EBITDA	36,928	54,052	(%32)	144,889	161,238	(%10)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended December 31			Twelve months ended December 31

	2022	2021		2022	2021
	$’000	$’000%		$’000	$’000%
Revenues	107,697	102,534	5%	335,250	341,945	(2%)
Cost of revenues (exclusive of depreciation and amortization)	(17,265)	(20,348)		(60,745)	(71,651)
Depreciation and amortization attributable to Cost of Revenues	(11,810)	(4,396)		(25,367)	(16,605)
Gross profit (IFRS)	78,622	77,790	1%	249,138	253,689	(2%)
Depreciation and amortization attributable to Cost of Revenues	11,810	4,396		25,367	16,605
Cost of revenues (exclusive of depreciation and amortization)	17,265	20,348		60,745	71,651
Performance media cost	(4,695)	(13,958)		(25,524)	(39,970)
Contribution ex-TAC (Non-IFRS)	103,002	88,576	16%	309,726	301,975	3%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended December 31			Twelve months ended December 31
	2022	2021		2022	2021
	$’000	$’000%		$’000	$’000%
Net Income	5,061	24,400	(79%)	22,737	73,223	(69%)
Acquisition related costs	93	253		6,085	253
Restructuring costs	307	–		307	508
Amortization of acquired intangibles	8,496	6,686		20,768	26,472
Stock-based compensation expense	7,986	19,122		50,505	42,818
IPO related one-time costs	–	–		–	2,938
Other expense (income), net	540	–		540	–
Tax effect of Non-GAAP adjustments(1)	(262)	(7,200)		(9,130)	(19,435)
Non-IFRS Income	22,221	43,261	(49%)	91,812	126,777	(28%)
Weighted average shares outstanding – diluted (in millions)(2)	147.6	161.0		153.1	152.7
Non-IFRS diluted EPS (in USD)	0.15	0.27	(44%)	0.60	0.83	(28%)

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income

(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	33

AUDITORS’ REPORT TO THE SHAREHOLDERS
OF TREMOR INTERNATIONAL LTD.

Somekh Chaikin 17 Ha’arba’a Street, PO Box 609 KPMG Millennium Tower Tel Aviv 6100601, Israel +972 3 684 8000

We have audited the accompanying consolidated statements of financial position of Tremor International Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2022 and 2021 and the related consolidated statements of operation and other comprehensive income, statements of changes in equity and statements of cash flows, for each of the three years in the period ended December 31, 2022. These financial statements are the responsibility of the Company’s Board of Director and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) – 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2022 and 2021 and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards (IFRS).

Somekh Chaikin

Member Firm of KPMG International

March 6, 2023

34	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at 31 December 2022

		Year ended December 31
		2022	2021
	Note	$’000	$’000
Assets
Assets:
Cash and cash equivalents	10	217,500	367,717
Trade receivables, net	8	219,837	165,063
Other receivables	8	23,415	18,236
Current tax assets		750	981
Total current assets		461,502	551,997
Fixed assets, net	5	29,874	3,464
Right-of-use assets	6	23,122	13,955
Intangible assets, net	7	398,096	208,220
Deferred tax assets	4	18,161	24,431
Investment in shares	18	25,000	–
Other long-term assets		406	672
Total non-current assets		494,659	250,742
Total assets		956,161	802,739

Liabilities and shareholders’ equity
Liabilities:
Current maturities of lease liabilities	6	14,104	7,119
Trade payables	9	212,690	161,812
Other payables	9	45,705	42,900
Current tax liabilities		9,417	8,836
Total current liabilities		281,916	220,667
Employee benefits		238	426
Long-term lease liabilities	6	15,234	7,876
Long-term debt	11	98,544	–
Other long-term liabilities	20	7,452	–
Deferred tax liabilities	4	1,162	1,395
Total non-current liabilities		122,630	9,697
Total liabilities		404,546	230,364

Shareholders’ equity:	15
Share capital		413	442
Share premium		400,507	437,476
Other comprehensive income (loss)		(5,801)	698
Retained earnings		156,496	133,759
Total shareholders’ equity		551,615	572,375
Total liabilities and shareholders’ equity		956,161	802,739

Date of approval of the financial statements: March 6, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	35

CONSOLIDATED STATEMENTS OF OPERATION
AND OTHER COMPREHENSIVE INCOME

as at 31 December 2022

		Year ended December 31
		2022	2021	2020
	Note	$’000	$’000	$’000
Revenues	12	335,250	341,945	211,920
Cost of Revenues
(Exclusive of depreciation and amortization shown separately below)	13	60,745	71,651	59,807
Research and development expenses		33,659	18,422	13,260
Selling and marketing expenses		89,953	74,611	68,765
General and administrative expenses	14	68,005	63,499	29,678
Depreciation and amortization		42,700	40,259	45,187
Other expenses (income), net		(4,564)	(959)	1,248
Total operating costs		229,753	195,832	158,138
Operating Profit (Loss)		44,752	74,462	(6,025)
Financing income		(2,284)	(483)	(445)
Financing expenses		4,611	2,670	1,862
Financing expenses, net		2,327	2,187	1,417
Profit (Loss) before taxes on income		42,425	72,275	(7,442)
Tax benefit (expenses)	4	(19,688)	948	9,581
Profit for the year		22,737	73,223	2,139
Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		(6,499)	(2,632)	2,836
Total other comprehensive income (loss) for the year		(6,499)	(2,632)	2,836
Total comprehensive income for the year		16,238	70,591	4,975
Earnings per share
Basic earnings per share (in USD)	16	0.15	0.51	0.02
Diluted earnings per share (in USD)	16	0.15	0.48	0.02

The accompanying notes are an integral part of these consolidated financial statements.

36	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

as at 31 December 2022

	Share capital $’000	Share premium $’000	Other comprehensive income $’000	Retained Earnings $’000	Total $’000
Balance as of January 1, 2020	351	240,989	494	58,778	300,612
Total Comprehensive income for the year
Profit for the year	–	–	–	2,139	2,139
Other comprehensive Income:
Foreign currency translation	–	–	2,836	–	2,836
Total comprehensive income for the year	–	–	2,836	2,139	4,975

Transactions with owners, recognized directly in equity
Issuance of shares in a Business Combination	25	14,092	–	–	14,117
Revaluation of liability for put option on non- controlling interests	–	–	–	(445)	(445)
Own shares acquired	(15)	(9,950)	–	–	(9,965)
Share based compensation	–	18,770	–	–	18,770
Exercise of share options	19	930	–	–	949
Balance as of December 31, 2020	380	264,831	3,330	60,472	329,013
Total Comprehensive Income (loss) for the year
Profit for the year	–	–	–	73,223	73,223
Other comprehensive loss:
Foreign Currency Translation	–	–	(2,632)	–	(2,632)
Total comprehensive Income (loss) for the year	–	–	(2,632)	73,223	70,591

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	–	–	–	64	64
Own shares acquired	(3)	(6,640)	–	–	(6,643)
Share based compensation	–	41,822	–	–	41,822
Exercise of share options	17	1,353	–	–	1,370
Issuance of shares	47	136,111	–	–	136,158
Issuance of Restricted shares	1	(1)	–	–	–
Balance as of December 31, 2021	442	437,476	698	133,759	572,375
Total Comprehensive Income (loss) for the year
Profit for the year	–	–	–	22,737	22,737
Other comprehensive loss:
Foreign Currency Translation	–	–	(6,499)	–	(6,499)
Total comprehensive Income (loss) for the year	–	–	(6,499)	22,737	16,238

Transactions with owners, recognized directly in equity
Own shares acquired	(50)	(86,202)	–	–	(86,252)
Share based compensation		47,049	–	–	47,049
Exercise of share options	21	2,184	–	–	2,205
Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	37

CONSOLIDATED STATEMENTS OF CASH FLOWS

as at 31 December 2022

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Cash flows from operating activities:
Profit for the year	22,737	73,223	2,139
Adjustments for:
Depreciation and amortization	42,700	40,259	45,187
Net financing expense	2,147	2,023	1,310
Disposals of fixed and intangible assets	542	–	3
Loss (Gain) on leases change contracts	56	(377)	(2,103)
Gain on sale of business unit	–	(982)	(503)
Share-based compensation and restricted shares	50,505	42,818	14,490
Tax (benefit) expense	19,688	(948)	(9,581)
Change in trade and other receivables	57,050	(11,676)	(39,351)
Change in trade and other payables	(100,145)	26,845	25,882
Change in employee benefits	(179)	(69)	(23)
Income taxes received	1,175	2,231	1,168
Income taxes paid	(14,784)	(3,185)	(2,855)
Interest received	2,103	496	517
Interest paid	(587)	(570)	(1,117)
Net cash provided by operating activities	83,008	170,088	35,163

Cash flows from investing activities
Change in pledged deposits, net	(213)	(11)	229
Payments on finance lease receivable	1,306	2,454	2,885
Repayment of long-term loans	–	–	817
Acquisition of fixed assets	(6,433)	(3,378)	(594)
Acquisition and capitalization of intangible assets	(8,750)	(4,966)	(4,858)
Proceeds from sale of business unit	1,180	415	232
Investment in shares	(25,000)	–	–
Acquisition of subsidiaries, net of cash acquired	(195,084)	(11,001)	6,208
Net cash provided by (used in) investing activities	(232,994)	(16,487)	4,919

Cash flows from financing activities
Acquisition of own shares	(86,048)	(6,643)	(9,965)
Proceeds from exercise of share options	2,205	1,370	949
Leases repayment	(12,018)	(10,009)	(13,351)
Issuance of shares, net of issuance cost	–	134,558	–
Receipt of long-term debt, net of transaction cost	98,917	–	–
Payment of financial liability	–	(2,414)	–
Net cash provided by (used in) financing activities	3,056	116,862	(22,367)
Net increase (decrease) in cash and cash equivalents	(146,930)	270,463	17,715
Cash and cash equivalents as of the beginning of year	367,717	97,463	79,047
Effect of exchange rate fluctuations on cash and cash equivalents	(3,287)	(209)	701
Cash and cash equivalents as of the end of year	217,500	367,717	97,463

The accompanying notes are an integral part of these consolidated financial statements.

38	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022

1.	GENERAL

a.	Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are quoted on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end digital advertising technology platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) can purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’) and Amobee, wholly owned subsidiaries of Tremor International, serve as the Company’s Demand Side Platforms (“DSP”) which provide full-service and self-managed marketplace access to advertisers and agencies to execute their digital marketing campaigns in real time across various ad formats. Unruly Group, LLC (formerly RhythmOne, LLC), provides customers with access to a Sell Side Platform (“SSP”) designed to monetize digital inventory for publishers, media companies, and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions, enabling advertisers and publishers to use data from various sources to optimize results of their advertising campaigns. Tremor International Ltd. is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific.

b.   Starting June 18, 2021, the Company's ADSs trade on the Nasdaq Global Market under the ticker symbol “TRMR”. The aggregate proceeds from the IPO and the options to the underwriters provided as part of the IPO were USD 147.9 million before deducting underwriting discounts and commissions.

c.   During 2022, the Company, its customers, and its partners, continued to face persistent macroeconomic challenges associated with several factors including: the COVID-19 (“COVID-19”) pandemic, and residual impacts of efforts to curtail its spread and reduce further economic damage sustained, rising interest rates, rising inflation, global supply chain constraints, changes in foreign currency exchange rates, recession concerns, and geopolitical uncertainty. The combination of which drove advertisers across several industries to reduce, or delay deployment of budgets and advertising spend.

d.	Material events in the reporting period:

1.   On February 23, 2022, the Board of Directors approved a share buyback program of up to USD 75 million of its ordinary shares. The share repurchase program was completed in the third quarter of 2022.

On September 20, 2022, the Board of Directors approved a USD 20 million share repurchase program under which the Company is authorized to purchase up to USD 20 million of its Ordinary Shares. During 2022, the Company repurchased 16,906,795 ordinary shares in aggregate amount of USD 86.3 million which was financed by existing cash resources. See Note 15.

2.   On June 19, 2022, Unruly Media Pte. Ltd., a subsidiary of the Company, entered into a definitive agreement to make a strategic USD 25 million investment in VIDAA (Netherlands) International Holdings B.V. (the "Investment"), a smart TV operating system and streaming platform, and a subsidiary of Hisense Co., Ltd. The Investment reflects 2.439% of VIDAA’s issued and outstanding share capital on a fully diluted basis. The investment was completed on August 18, 2022. See Note 18.

3.   On July 25, 2022, the Company and its subsidiaries entered into a definitive agreement with Amobee Group Pte. Ltd (the “Seller”) to acquire the voting shares capital of Amobee Inc., Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd (“Amobee”), and the DSP operation from Amobee Inc. The acquisition was completed on September 12, 2022, for a total consideration of USD 211.8 million which was funded through a combination of existing cash resources, and a credit facility consists of USD 90 million secured term loan drawn at closing, and USD 90 million revolving credit facility, of which USD 10 million was drawn at closing. see Note 20b. The covenants for the secured term loan are detailed in Note 11.

e.	Definitions:

In these financial statements –

The Company	–	Tremor International Ltd.
The Group	–	Tremor International Ltd. and its subsidiaries.
Subsidiaries	–	Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Unruly Group LLC, Unruly Holding Ltd, Tremor Video Inc, Amobee Inc, SpearAd.
Related party	–	As defined by IAS 24, “Related Party Disclosures”.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

2.	BASIS OF PREPARATION

a.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 6, 2023.

b.	Functional and presentation currency:

These consolidated financial statements are presented in US Dollars (USD), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

c.	Basis of measurement:

The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities:

•	Deferred and current tax assets and liabilities
•	Put option to non-controlling interests
•	Provisions
•	Derivatives
•	Investment in shares

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

d.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in Note 7, on intangible assets, with respect to the accounting of software development capitalization and impairment testing for goodwill, in Note 4, on Income Tax, with respect to uncertain tax position, in Note 20, on subsidiaries, with respect to business combination and in Note 18 on investments in shares .

e.	Determination of fair value:

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 17, on share-based compensation;
•	Note 18, on financial instruments;
•	Note 18, on investments in shares.
•	Note 20, on subsidiaries (regarding business combinations).

40	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by the Group.

a.	Basis of consolidation:

1.	Business combinations:

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in the statements of operation and other comprehensive income.

If share-based compensation awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards) and relate to past services, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards relate to past and/or future service. The unvested portion of the replacement award that is attributed to post-acquisition services is recognized as a compensation cost following the business combination.

Costs associated with the acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

2.	Subsidiaries:

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced, until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

3.	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

b.	Foreign currency:

1.	Foreign currency transactions:

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate as of the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

2.	Foreign operations:

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

c.	Financial instruments:

1.	Non-derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

–	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
–	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

–	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
–	The contractual terms of the debt instrument give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. On initial recognition, the Group designates financial assets at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

42	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables, finance lease liability and other long term liabilities.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments:

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

4.	Share capital:

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of the equity instruments or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

d.	Fixed Assets:

Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight- line method, over its expected useful life as follows:

Years
Computers and servers	3-5
Office furniture and equipment	3-17
Leasehold improvements	The shorter of the lease term and the useful life

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

e.	Intangible assets:

1.	Software development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Where these criteria are not met, development costs are charged to the statement of operation and other comprehensive income as incurred.

The estimated useful lives of developed software are three years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

2.	Acquired software:

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software licenses. These costs are amortized over their estimated useful lives using the straight- line method. Costs associated with maintaining software programs are recognized as an expense as incurred.

3.	Goodwill:

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Note 3a(1).

In subsequent periods goodwill is measured at cost less accumulated impairment losses. The Group has identified its entire operation as a single cash generating unit (CGU). According to management assessment as of December 31, 2022, no impairment in respect to goodwill has been recorded.

4.	Other intangible assets:

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

5.	Amortization:

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its accumulated residual value.

Internally generated intangible assets, such as software development costs, are not systematically amortized as long as they are not available for use, i.e., they are not yet on site or in working condition for their intended use. Goodwill is not systematically amortized as well but is tested for impairment at least once a year.

The Group examines the amortization methods, useful life and accumulated residual values of its intangible assets at least once a year (usually at the end of each reporting period) in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Amortization is recognized in the statements of operation and other comprehensive income on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in each asset, such as development costs, are tested for impairment at least once a year until such date as they are available for use.

44	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

The estimated useful lives for the current and comparative periods are as follows:

Years
Trademarks	1.75-5
Software (developed and acquired)	3
Customer relationships	3-5.75
Technology	3-5.25

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

f.	Impairment:

Non-derivative financial assets

Financial assets, contract assets and lease receivables

The Group recognizes a provision for expected credit losses in respect of:

–	Financial assets at amortized cost;
–	Lease receivables.

The Group has elected to measure the provision for expected credit losses in respect of financial assets and lease receivables at an amount equal to the lifetime credit losses of the instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

With respect to other debt assets, the Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

–	Debt instruments that are determined to have low credit risk at the reporting date; and
–	Other debt instruments and deposits, for which credit risk has not increased significantly since initial recognition.

Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost and are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due. Write -off constitutes a de-recognition event.

g.	Impairment of non-financial assets:

Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each financial reporting date.

h.	Restricted Cash and Deposit:

The Company classifies certain restricted cash and deposit balances within other current assets on the consolidated statement of financial position based upon the term of the remaining restrictions. On December 31, 2022, and 2021 the Company had restricted cash and deposit of USD 1,966 thousand and USD 2,061 thousand, respectively. These restricted cash and deposits are not available for withdraw by the Company.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

i.	Share Based Compensation:

Compensation expense related to stock options, restricted stock units and performance stock units. The Company’s employee stock purchase plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options and restricted stock is recognized over the requisite service periods of the awards.

Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards.

Expected Term. The expected term of an award is calculated based on the vesting date and the expiration date of the award.

Volatility. The Company determined the price volatility based on daily price observations over a period equivalent to the expected term of the award.

Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts.

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company's common stock on the grant date.

j.	Employee benefits:

1.	Post-employment benefits:

The Group’s main post- employment benefit plan is under section 14 to the Severance Pay Law ("Section 14"), which is accounted for as a defined contribution plan. In addition, for certain employees, the Group has an additional immaterial plan that is accounted for as a defined benefit plan. These plans are usually financed by deposits with insurance companies or with funds managed by a trustee.

a.	Defined contribution plans:

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of comprehensive income in the periods during which related services are rendered by employees.

According to Section 14, the payment of monthly deposits by a Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the Company pursuant to such Section 14. The Company has entered into agreements with a majority of its employees in order to implement Section 14 and as such, no additional liability with respect to such employees exist.

b.	Defined benefit plans:

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset).

2.	Short-term benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

46	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

k.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability without adjustment for the Company’s credit risk. The carrying amount of the provision is adjusted each period to reflect the time that has passed and the amount of the adjustment is recognized as a financing expense.

The Company recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. The provision includes direct expenditures caused by the restructuring and necessary for the restructuring, and which are not associated with the continuing activities of the Group.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of a contract exceed the benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the unavoidable costs (net of the revenues) of continuing with the contract. Unavoidable costs are costs the Group cannot avoid as they are subject to a contract.

l.	Revenue recognition:

The Company recognizes revenue through the following five-step model:

1.	Identifying the contract with customer.
2.	Identifying distinct performance obligations in the contract.
3.	Determining the transaction price.
4.	Allocating the transaction price to distinct performance obligations.
5.	Recognizing revenue when the performance obligations are satisfied.

The Company generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising inventory.

Its customers are both ad buyers, including brands and agencies, and digital publishers.

The Company generates revenue through platform fees that are tailored to fit the customer’s specific utilization of its solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mile (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives.

The Company maintains agreements with each publisher and buyer in the form of written service agreements, which set out the terms of the relationship, including payment terms and access to the Company’s platform.

Publishers provide digital advertising inventory to the Company’s platform in the form of advertising requests, or ad request. When the Company receives ad requests from a publisher, it send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers.

The Company generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users.

Following the full integration with RhythmOne and the acquisition of Unruly in 2020, the Company positions itself as a stronger digital advertising platform in the marketplace with an integrated, end-to-end platform connecting the DSP and SSP sides of the business in a unified platform. The Company concluded that its Programmatic activity (i) does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end -to-end platform.

As a result, the Company reports its Programmatic business, tech stack, features, business models and activity as an agent and therefore presented revenue from Programmatic on a net basis.

For the Performance activity the Company is the primary obligor to provide the services and, as such, revenue is presented on a gross basis. Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

The Company estimates and records reduction to revenue for volume discounts based on expected volume during the incentive term.

The Company generally invoices buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Accounts receivables are recorded at the amount of gross billings for the amount it is responsible to collect and accounts payable are recorded at the net amount payable to publishers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

m.	Classification of expenses

Cost of revenue

Cost of revenue includes expenses related to third-party hosting fees and the cost of data purchased from third parties, traffic acquisition costs, data and hosting that are directly attributable to revenue generated by the Company (see Note 13).

Research and development

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company's standard internal capitalized development policy in accordance with IAS 38 (also see Note 3e(1)). All research costs are expensed when incurred.

Selling and marketing

Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of outside legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses.

n.	Financing income and expenses:

Financing income mainly comprises foreign currency gains and interest income.

Financing expenses comprises of exchange rate differences, interest and bank fees, interest on loans and other expenses.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

o.	Income tax expense:

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of comprehensive income except to the extent that they relate to a business combination.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:

•	The initial recognition of goodwill; and
•	Differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing taxable dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

48	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

p.	Leases:

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

a.	The right to obtain substantially all the economic benefits from use of the identified asset; and
b.	The right to direct the identified asset’s use.

For lease contracts that contain non- lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of- use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments or provision for impairment, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Years
Buildings	1-8
Data centers	1-5.5

Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

3.	SIGNIFICANT ACCOUNTING POLICIES continued

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

Subleases

In leases where the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right- of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

q.	Earnings per share:

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise restricted stock.

r.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 replaces certain requirements for classifying liabilities as current or non-current.

According to the Amendment, a liability will be classified as non- current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period.

According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non -current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.

Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024, with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company is examining the effects of the Amendment on the financial statements with no plans to early adopt.

50	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The amendment clarifies the accounting treatment of variable payments of a seller-lessee in a sale and leaseback transaction. According to the amendment, a seller-lessee shall include estimates of variable lease payments upon the initial measurement of the lease liability, and subsequent to initial recognition, it shall apply the subsequent measurement requirements to the lease liability, in a way that it does not recognize any gain or loss that relates to the right-of-use it retains.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted.

The Group is examining the effects of the amendment on the financial statements with no plans for early adoption.

4.	INCOME TAX

a.	Details regarding the tax environment of the Israeli company:

1.	Corporate tax rate

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 23% in the years 2022, 2021 and 2020.

2.	Benefits under the Law for the Encouragement of Capital Investments

The Investment Law provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which the Encouragement Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%. The Amendment is effective as from January 1, 2017.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income and preferred technological income, to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

On May 16, 2017, the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017 (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

The Company obtained tax rulings confirming that the Company is eligible for the Law for the Encouragement of Capital Investments. The tax rulings which were obtained applied for the years 2017-2021. The Company approached the Israeli Tax Authority, for the renewal of the tax ruling, regarding industrial enterprise and preferred technological enterprise, for the next five years.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

4.	INCOME TAX continued

b.	Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

1.	US

Provisions enacted in the Tax Cuts and Jobs Act in 2017 related to the capitalization for tax purposes of research and experimental expenditures (“R&E”) became effective on January 1, 2022. These new R&E provisions require us to capitalize certain research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where these costs are conducted. The tax expense in the U.S. would increase as a result, unless these provisions are modified through legislative processes in the future. The Company consider the effect of the new enacted act in the current year tax provision and the deferred tax asset.

As of the acquisition date of RhythmOne, RhythmOne had U.S. federal net operating loss carryforwards, or NOLs, of approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2022, the NOLs are approximately USD 65.7 million (2021: USD 79.4 million).

As of the acquisition date of Amobee, Amobee had U.S. federal net operating loss carryforwards, or NOLs, and the Company estimates that approximately USD 315 million NOLs can be utilized over the next 53 years.

Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017 and permits indefinite carryforwards for all such NOLs. NOL’s arising in a tax year ending on or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise. It should be noted that the Coronavirus Aid, Relief and Economic Security (“CARES”) Act suspended the 80% limitation for tax years 2018, 2019 and 2020 and allowed for a 5-year carryback for NOLs for tax years beginning after December 31, 2017, and before January 1, 2021.

Pursuant to Section 382 of the Internal Revenue Code, RhythmOne and Amobee underwent ownership changes for tax purposes (i.e., a change of more than 50% in stock ownership involving 5% shareholders) on April 2, 2019 and September 12, 2022, respectively. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change is subject to annual use limitations under Section 382 and potentially also under section 383 of the Code and comparable state income tax laws. Starting from the acquisition date, Amobee is included in the US federal group tax return.

2.	International

As of December 31, 2022, the NOLs are approximately USD 22.3 million (2021: USD 16.6 million).

c.	Composition of income tax benefit:

	Year ended December 31
	2022	2021	2020
	$'000	$'000	$'000
Current tax expense
Current year	14,378	7,220	3,022

Deferred tax expense (income)
Creation and reversal of temporary differences	5,310	(8,168)	(12,603)
Tax (benefit) expenses	19,688	(948)	(9,581)

The following are the domestic and foreign components of the Company’s income taxes (in thousands):

	Year ended December 31
	2022	2021	2020
	$'000	$'000	$'000
Domestic	5,766	4,995	1,661
US	11,578	(961)	(5,646)
International	2,344	(4,982)	(5,596)
Tax (benefit) expenses	19,688	(948)	(9,581)

52	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

d.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Profit (Loss) before taxes on income	42,425	72,275	(7,442)
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	9,758	16,623	(1,712)
Additional tax (tax saving) in respect of:
Non–deductible expenses net of tax exempt income*	11,642	(3,364)	(2,509)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	(654)	–	–
Effect of reduced tax rate on preferred income and differences in previous tax assessments	(4,625)	(7,226)	170
Utilization of tax losses from prior years for which deferred taxes were not created	(2,539)	(1,117)	(5,887)
Effect on deferred taxes at a rate different from the primary tax rate	2,697	(3,329)	(768)
Recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(1,104)	(4,586)	–
Recognition in temporary differences for which deferred taxes are not recognized	35	–	–
Foreign tax rate differential	4,478	2,051	1,125
Tax (benefit) expenses	19,688	(948)	(9,581)
Effective income tax rate	46%	(1% )	129%
*including non- deductible share-based compensation expenses.

e.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses $’000	Employees Compensation $’000	Carry- forward Losses $’000	Accrued Expenses $’000	Doubtful Debt $’000	Other $’000	Total $’000
Balance of deferred tax asset (liability) as of January 1, 2021	(17,035)	9,239	14,145	4,456	3,724	1,225	15,754
Business combinations	(1,962)	–	458	–	–	–	(1,504)
Changes recognized in profit or Loss	13,310	3,861	(4,714)	(3,117)	(623)	(549)	8,168
Changes recognized in equity	100	(1,026)	(54)	1,600	(2)	–	618
Balance of deferred tax asset (liability) as of December 31, 2021	(5,587)	12,074	9,835	2,939	3,099	676	23,036
Business combinations	(11,313)	1,502	7,857	1,322	973	2,158	2,499
Changes recognized in profit or Loss	5,019	(2,927)	(2,486)	(2,590)	(1,332)	(1,249)	(5,565)
Effect of change in tax rate	–	14	237	–	–	4	255
Changes recognized in equity	187	(3,417)	(24)	22	11	(5)	(3,226)
Balance of deferred tax asset (liability) as of December 31, 2022	(11,694)	7,246	15,419	1,693	2,751	1,584	16,999

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

As of December 31, 2022, and 2021, the Company has gross unrecognized tax benefits of approximately USD 7,188 thousand and USD 4,370 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in Current tax liabilities.

f.	Tax assessment:

The Company considers tax year 2017 and the US federal group tax year 2018 as close for tax assessment.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

5. FIXED ASSETS, NET

	Computers and Servers $’000	Office furniture and equipment $’000	Leasehold improvements $’000	Total $’000
Cost
Balance as of January 1, 2021	7,683	1,132	1,870	10,685
Exchange rate differences	(2)	10	3	11
Additions*	2,010	44	58	2,112
Business combinations	–	1	–	1
Disposals	(852)	(742)	(1,161)	(2,755)
Balance as of December 31, 2021	8,839	445	770	10,054
Exchange rate differences	53	41	20	114
Additions*	8,375	5	5	8,385
Business combinations (See Note 20)	22,256	351	647	23,254
Disposals	(892)	(28)	(336)	(1,256)
Balance as of December 31, 2022	38,631	814	1,106	40,551
Depreciation
Balance as of January 1, 2021	4,981	823	1,589	7,393
Exchange rate differences	(1)	24	(2)	21
Disposals	(852)	(742)	(1,161)	(2,755)
Additions	1,570	164	197	1,931
Balance as of December 31, 2021	5,698	269	623	6,590
Exchange rate differences	57	41	18	116
Disposals	(890)	(28)	(336)	(1,254)
Additions	4,957	61	207	5,225
Balance as of December 31, 2022	9,822	343	512	10,677
Carrying amounts
As of December 31, 2021	3,141	176	147	3,464
As of December 31, 2022	28,809	471	594	29,874

*As of December 31, 2022, USD 1,900 additions have not been paid (2021: nil).

54	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

6.	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

–	Offices;
–	Data center;

1.	Information regarding material lease agreements:

a.    The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2023 and 2027 from several lessors. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 18,513 thousand and USD 12,023 thousand as of December 31, 2022, and December 31, 2021, respectively, and right-of-use asset in the amount of USD 7,753 thousand and USD 5,424 thousand as of December 31, 2022, and December 31, 2021, respectively have been recognized in the statement of financial position in respect of leases of offices.

b.    The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2023 and 2026. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 10,825 thousand and USD 2,972 thousand as of December 31, 2022, and December 31, 2021, respectively, and right-of-use asset in the amount of USD 10,520 thousand and USD 2,849 thousand as of December 31, 2022, and December 31, 2021, respectively have been recognized in the statement of financial position in respect of data centers.

2.	Lease liability:

Maturity analysis of the Group’s lease liabilities:

		Year ended December 31
		2022	2021
		$’000	$’000
Less than one year (0-1)		14,104	7,119
One to five years (1-5)		15,234	7,042
More than five years (5+)		–	834
Total		29,338	14,995
Current maturities of lease liability		14,104	7,119
Long-term lease liability		15,234	7,876

3. Right-of-use assets – Composition:

	Offices	Data center	Total
	$’000	$’000	$’000
Balance as of January 1, 2021	5,925	4,897	10,822
Depreciation and amortization on right-of-use assets	(4,022)	(2,312)	(6,334)
Additions	3,571	446	4,017
Lease modifications	–	7	7
Disposals	–	(189)	(189)
Exchange rate differences	(50)	–	(50)
Balance as of December 31, 2021	5,424	2,849	8,273
Business Combinations	6,103	10,633	16,736
Depreciation and amortization on right-of-use assets	(4,533)	(4,693)	(9,226)
Additions	1,113	1,783	2,896
Lease modifications	(74)	–	(74)
Disposals	(205)	(52)	(257)
Exchange rate differences	(75)	–	(75)
Balance as of December 31, 2022	7,753	10,520	18,273

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

6.	LEASES continued

4.	Amounts recognized in statement of operation:

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Interest expenses on lease liability	(587)	(570)	(1,117)
Depreciation and amortization of right-of-use assets	(9,226)	(6,334)	(8,855)
Gain (loss) recognized in profit or loss	(74)	7	1,829
Total	(9,887)	(6,897)	(8,143)

5. Amounts recognized in the statement of cash flows:
	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Cash outflow for leases	(12,605)	(10,579)	(14,468)

b. Leases in which the Group is a lessor:

1. Information regarding material lease agreements:
The Group subleases offices at the US for periods expiring in 2027.

2. Net investment in the lease:
Presented hereunder is the movement in the net investment in the lease:

		Offices
		Year ended December 31
		2022	2021
		$’000	$’000
Balance as of January 1,		5,682	7,835
Sublease receipts		(1,306)	(2,454)
Additions		310	301
Business combinations (See Note 20)		163	–
Balance as of December 31,		4,849	5,682

3. Maturity analysis of net investment in finance leases:
		Year ended December 31
		2022	2021
		$’000	$’000
Less than one year (0-1)		1,084	1,067
One to five years (1-5)		3,765	3,789
More than five years (5+)		–	826
Total net investment in the lease as of December 31,		4,849	5,682

4. Amounts recognized in statement of operation:
	Offices
	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Gain from finance subleases	–	301	274
Financing income on the net investment in the lease	199	245	361
Total	199	546	635

56	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

7.	INTANGIBLE ASSETS, NET

	Software $’000	Trademarks $’000	Customer relationships $’000	Technology $’000	Others $’000	Goodwill $’000	Total $’000
Cost
Balance as of January 1, 2021	24,095	36,639	48,340	46,818	2,159	152,861	310,912
Exchange rate differences	(25)	(272)	(374)	(166)	(17)	(1,338)	(2,192)
Additions	4,966	–	–	–	–	–	4,966
Disposals	(5,084)	–	–	–	–	–	(5,084)
Business combinations	735	–	–	6,540	–	5,189	12,464
Balance as of December 31, 2021	24,687	36,367	47,966	53,192	2,142	156,712	321,066
Exchange rate differences	(50)	(1,262)	(1,341)	(548)	(114)	(3,216)	(6,531)
Additions	8,750	–	–	–	–	–	8,750
Disposals	(1,199)	(19,570)	(2,393)	(4,851)	–	–	(28,013)
Business combinations (see Note 20)	–	7,654	29,169	85,684	–	92,244	214,751
Balance as of December 31, 2022	32,188	23,189	73,401	133,477	2,028	245,740	510,023
Amortization
Balance as of January 1, 2021	14,446	20,636	17,195	32,033	2,102	–	86,412
Exchange rate differences	(8)	(170)	(256)	(21)	(21)	–	(476)
Additions	5,522	9,320	9,142	7,949	61	–	31,994
Disposals	(5,084)	–	–	–	–	–	(5,084)
Balance as of December 31, 2021	14,876	29,786	26,081	39,961	2,142	–	112,846
Exchange rate differences	2	(585)	(800)	(198)	(114)	–	(1,695)
Additions	6,189	2,514	9,289	10,257	–	–	28,249
Disposals	(659)	(19,570)	(2,393)	(4,851)	–	–	(27,473)
Balance as of December 31, 2022	20,408	12,145	32,177	45,169	2,028	–	111,927
Carrying amounts
As of December 31, 2021	9,811	6,581	21,885	13,231	–	156,712	208,220
As of December 31, 2022	11,780	11,044	41,224	88,308	–	245,740	398,096

Capitalized development costs

Development costs capitalized in the period amounted to USD 8,743 thousand (2021: USD 4,933 thousand) and were classified under software.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

7.	INTANGIBLE ASSETS, NET continued

Impairment testing for intangible assets

The Company’s qualitative assessment during the years ended December 31, 2022, and December 31, 2021, did not indicate that it is more likely than not that the fair value of its intangible assets, and other long-lived assets is less than the aggregate carrying amount.

As of December 31, 2022, the estimated recoverable amount based on company’s market value was lower than the carrying amount, and therefore the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated value in use was higher than the carrying amount, and therefore there was no need for impairment. As of December 31, 2021, the recoverable amount was based on fair value less cost of disposal which higher than the carrying amount.

Key assumptions used in the calculation of recoverable amounts are:

Pre-tax discount rate	15% (WACC)
Terminal value growth rate	3%
EBITDA growth rate	21%-33%

The cash flow projections include specific estimates for five years and a terminal value growth rate thereafter. EBITDA growth rate is expressed as the annual growth rate in the initial five years of the plans used for impairment testing and has been mainly based on past experience and management expectations.

Management has identified two key assumptions for which there could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2022
%
Increase Pre-tax discount rate	224%
Decrease Terminal value growth rate	100%

8. TRADE AND OTHER RECEIVABLES

	Year ended December 31
	2022	2021
	$’000	$’000
Trade receivables:
Trade receivables	229,975	178,933
Allowance for doubtful debts	(10,138)	(13,870)
Trade receivables, net	219,837	165,063
Other receivables:
Prepaid expenses	14,425	13,110
Loan to third party	–	480
Institutions	1,281	1,050
Pledged deposits	3,036	2,647
Acquisition consideration adjustment	4,673	–
Other	–	949
	23,415	18,236

58	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

9.	TRADE AND OTHER PAYABLES

	Year ended December 31
	2022	2021
	$’000	$’000
Trade payables	212,690	161,812
Other payables:
Contract liabilities	6,540	11,415
Wages, salaries and related expenses	24,539	16,406
Provision for vacation	1,869	1,003
Institutions	1,659	791
Ad spend liability	–	7,729
Onerous contract	1,350	–
Interest to pay	1,504	–
Pledged deposits	362	592
Others	7,882	4,964
	45,705	42,900

10.	CASH AND CASH EQUIVALENTS

	Year ended December 31
	2022	2021
	$’000	$’000
Cash	173,568	77,537
Bank deposits	43,932	290,180
Cash and cash equivalents	217,500	367,717

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

11.	LONG-TERM DEBT

In September 2022, Unruly Group US Holding Inc. entered into a $90 million senior secured term loan facility (the Term Loan Facility) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee Inc. The Company may use borrowings made from time to time under the Revolving Credit Facility for general corporate purposes or other purposes not prohibited under the Credit Facilities. Each of the Credit Facilities matures on September 15, 2025 and bears interest, at the Company’s discretion, at a base rate plus a margin of 0.25% to 1.00% per annum or SOFR rate plus a spread of 1.25% to 2.00% per annum plus a credit spread adjustment of 0.10% to 0.25% based on the interest period duration of the applicable borrowing, in each case with such margin being determined by the Company’s consolidated total net leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity. The Company may prepay the Credit Facilities at its discretion without premium or penalty. The Credit Facilities are each due and payable in full on the respective maturity date of such Credit Facility.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.20% to 0.35%, determined by the Company’s total net leverage ratio. The Credit Facilities require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2022, the Company was in compliance with all related covenants. The letter of credit sub-facility includes a fee at a rate per annum equal to the applicable margin for SOFR Loans then in effect on the daily maximum amount then available to be drawn as well as a fronting fee equal to 0.125% per annum along with other standard fees.

Unruly Group US Holding Inc.’s obligations under the Credit Facilities are (i) jointly and severally guaranteed by Tremor International Ltd. and certain of Tremor International Ltd.’s direct and indirect, existing and future wholly owned restricted subsidiaries, subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Unruly Group US Holding Inc. and the guarantors of the Credit Facilities, subject to certain permitted liens and other agreed upon exceptions.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

12.	REVENUE

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Programmatic	274,355	266,616	161,625
Performance	60,895	75,329	50,295
	335,250	341,945	211,920

For the year ended December 31, 2022, one buyer represents 10.7% of the revenue. For the year ended December 31, 2021 one buyer represents 13.6% of revenue. For the year ended December 31, 2020, no individual buyer accounted for more than 10% of revenue.

13.	COST OF REVENUE

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Programmatic	35,110	31,572	31,918
Performance	25,635	40,079	27,889
Cost of Revenue	60,745	71,651	59,807

14.	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Wages, salaries and related expenses	18,933	17,755	15,274
Share base payments	31,878	32,250	9,420
Rent and office maintenance	319	549	(483)
Professional expenses	12,233	7,136	4,766
Doubtful debts	(3,167)	4,958	(1,091)
Acquisition costs	6,012	253	524
Other expenses	1,797	598	1,268
	68,005	63,499	29,678

15.	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2022	2021
	Number	Number
	of shares	of shares
Balance as of January 1	154,501,629	133,916,229
Own shares held by the Group	(16,906,795)	(917,998)
Share based compensation	6,883,128	5,564,808
Issuance of shares in IPO	–	15,568,590
Issuance of Restricted shares*	–	370,000
Issued and paid-in share capital as of December 31	144,477,962	154,501,629
Authorized share capital	500,000,000	500,000,000

*See Note 17

60	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Own shares acquisition:

On March 26, 2021, the Board of Directors terminated the buyback program due to the Company’s election to pursue the Proposed Offering, which was completed in the second quarter of 2021.

On February 23, 2022, the Board of Directors approved a share buyback program of up to USD 75 million of its ordinary shares. The share repurchase program was completed in the third quarter of 2022.

On September 20, 2022, the Board of Directors approved a USD 20 million share repurchase program under which the Company is authorized to purchase up to USD 20 million of its Ordinary Shares. During 2022, the Company repurchased 16,906,795 ordinary shares in aggregate amount of USD 86.3 million which was financed by existing cash resources.

16.	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as of December 31, 2022, 2021 and 2020 was based on the profit for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the year:

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Profit for the year	22,737	73,223	2,139

Weighted average number of ordinary shares:
	Year ended December 31
	2022	2021	2020
	Shares of	Shares of	Shares of
	NIS 0.01	NIS 0.01	NIS 0.01
	par value	par value	par value
Weighted average number of ordinary shares used to calculate basic earnings per share as at December 31	149,937,339	144,493,989	133,991,210
Basic earnings per share (in USD)	0.15	0.51	0.02

Diluted earnings per share:

The calculation of diluted earnings per share as of December 31, 2022, 2021 and 2020 was based on profit or for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2022	2021	2020
	Shares of	Shares of	Shares of
	NIS 0.01	NIS 0.01	NIS 0.01
	par value	par value	par value
Weighted average number of ordinary shares used to calculate basic earnings per share	149,937,339	144,493,989	133,991,210
Effect of share options on issue	3,120,304	8,212,903	4,714,985
Weighted average number of ordinary shares used to calculate diluted earnings per share	153,057,643	152,706,892	138,706,195
Diluted earnings per share (in USD)	0.15	0.48	0.02

At December 31, 2022 8,851 thousand options (in 2021 and 2020: 3,061 thousand and 2,946 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

17.	SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.

•	All options are to be settled by physical delivery of ordinary shares or ADSs.

•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

			Weighted average
	Number of options		exercise price
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Outstanding of 1 January	6,026	3,781	6.54	2.19
Forfeited during the year	(828)	(359)	7.61	6.79
Exercised during the year	(1,046)	(652)	1.96	2.08
Granted during the year	620	3,256	7.22	10.76
Outstanding of December 31	4,772	6,026	7.31	6.54
Exercisable of December 31	1,814	1,540

Information on measurement of fair value of share-based compensation plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (See Note 3i).

The parameters used in the measurement of the fair values at grant date of the equity-settled share-based compensation plans were as follows:

	2022	2021
Grant date fair value in USD	3.13-3.24	4.30
Share price (on grant date) (in USD)	7.10	10.09
Exercise price (in USD)	7.22	10.76
Expected volatility (weighted average)	60%	60%
Expected life (weighted average)	3.5-3.8	3.75
Expected dividends	0.00%	0.00%
Risk-free interest rate	2.15%	0.54%

The total expense recognized in the year ended December 31, 2022, with respect to the options granted to employees, amounted to approximately USD 5,867 thousand (2021: USD 3,412 thousand).

62	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

c.	Restricted Share Units:

During 2022 and 2021, the Group granted 777,448 and 7,366,472 Restricted Share Units (RSU’s) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

			Weighted -Average
	Number of RSU’s		Grant Date Fair Value
	2022	2021	2022	2021
	‘000	‘000
Outstanding at 1 January	8,146	3,777	8.606	2.364
Forfeited during the year	(261)	(25)	9.948	7.861
Exercised during the year	(3,374)	(2,972)	8.091	4.447
Granted during the year	777	7,366	4.596	10.017
Outstanding at December 31	5,288	8,146	8.277	8.606

The total expense recognized in the year ended December 31, 2022, with respect to the RSU’s granted to employees, amounted to approximately USD 31,923 thousand (2021: USD 29,530 thousand).

d.	Performance Stock Units:

During 2022 and 2021, the Group granted 168,048 and 2,668,240 Performance Stock Units (PSU’s) to its executive officers, respectively.

The number of performance stock units is as follows:

			Weighted -Average
	Number of PSU’s		Grant Date Fair Value
	2022	2021	2022	2021
	‘000	‘000
Outstanding at January 1	4,486	3,852	6.796	2.155
Forfeited during the year	(80)	(93)	9.952	2.253
Exercised during the year	(2,582)	(1,941)	4.891	2.204
Granted during the year	168	2,668	4.453	9.999
Outstanding at December 31	1,992	4,486	8.937	6.796

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2022, with respect to the PSU’s granted to employees, amounted to approximately USD 12,715 thousand (2021: USD 9,876 thousand).

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
Selling and marketing	10,594	7,094	4,515
Research and development	8,034	3,474	555
General and administrative	31,877	32,250	9,420
	50,505	42,818	14,490

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

18.	FINANCIAL INSTRUMENTS

a.	Overview:

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	Year ended December 31
	2022	2021
	$’000	$’000
Derivatives presented under current assets
Forward exchange contracts used for hedging	–	947
Derivatives presented under non -current assets
Forward exchange contracts used for hedging	–	241
Derivatives presented under current liability
Forward exchange contracts used for hedging	(209)	–
Total	(209)	1,188

b.	Risk management framework:

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board is responsible for developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

c.	Credit risk:

The Group’s credit risk is arise from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	Year ended December 31
	2022	2021
	$’000	$’000
Cash and cash equivalents	217,500	367,717
Trade receivables, net(a)	219,837	165,063
Other receivables	7,709	4,076
Long term deposit	406	431
Long term receivables	–	241
	445,452	537,528

(a)	At December 31, 2022, the Group included provision for doubtful debts in the amount of USD 10,138 thousand (December 31, 2021: USD 13,870 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2022, two buyers accounted for 15.7% and 14.1% of trade receivables. As of December 31, 2021, two buyers accounted for 17.1% and 16.9% of trade receivables.

64	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

	Allowance for Doubtful debts
	2022	2021
	$’000	$’000
Balance at January 1	13,870	9,036
Allowance for doubtful debts expenses (income)	(3,167)	4,958
Write-off	(542)	(93)
Exchange rate difference	(23)	(31)
Balance at December 31	10,138	13,870

d.	Liquidity risk:

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

As of December 31, 2022, and December 31, 2021, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD 361,820 thousand and USD 193,213 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 240,590 thousand and USD 185,337 thousand for December 31, 2022, and December 31, 2021, respectively.

e.	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPM, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

At December 31, 2022, USD 15,111 thousand are held in AUD, USD 7,642 thousand are held in SGD, USD 7,092 thousand are held in JPY, USD 5,144 thousand are held in EUR, USD 3,517 thousand are held in GBP, USD 3,423 thousand are held in CAD, USD 843 thousand are held in NIS, USD 875 thousand are held in other currencies and the remainder held in USD.

As of December 31, 2022, one vendor accounted for 12.7% of trade payables. As of December 31, 2021, no individual vendor accounted for more than 10% of trade payables.

f.	Sensitivity analysis:

A change as of December 31 in the exchange rates of the following currencies against the USD, as indicated below, would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	2022		2021
	+10%	-10%	+10%	-10%
GBP/USD	$’000	$’000	$’000	$’000
Profit / (Loss)	(2,893)	2,893	(2,587)	2,587
Increase / (Decrease) in Shareholders’ Equity	(94)	94	(379)	379

	2022		2021
	+10%	-10%	+10%	-10%
NIS/USD	$’000	$’000	$’000	$’000
Profit / (Loss)	(139)	139	(721)	721
Increase / (Decrease) in Shareholders’ Equity	(107)	107	(721)	721

	2022		2021
	+10%	-10%	+10%	-10%
SGD/USD	$’000	$’000	$’000	$’000
Profit / (Loss)	(2,615)	2,615	(433)	433
Increase / (Decrease) in Shareholders’ Equity	(320)	320	(22)	22

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

18.	FINANCIAL INSTRUMENTS continued

Linkage and foreign currency risks

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, Euro, CAD, SGD, MXN, AUD and JPY.

At any point in time, the Group aims to match the amounts of its assets and liabilities in the same currency in order to hedge the exposure to changes in currency.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Interest rate risk

The Group is exposed to a cash flow risk from its variable-rate debt instruments.

An increase of 5% in interest rate would have a decrease in profit and in shareholders’ equity by 1,067 thousand.

g.	Level 3 financial instruments carried at fair value

Investment in shares is a financial asset measured at fair value through profit or loss under level 3.

2022
Level 3
$’000
Financial assets measured at fair value through profit or loss:
Investment in shares	25,000

Valuation processes used by the Company

The fair value of non- marketable shares is determined by external valuer on an annual basis.

The principal unobservable inputs are as follows:

•	The estimated royalties from App share and remote-control button which is based on the expected increase in market share.

•	The average operating profit margin which is based on the stage of research and development.

•	The discount rate, which is based on the risk-free rate for 10-year debentures issued by the government in the relevant market, adjusted for a risk premium to reflect both the risk of investing in equities, the systematic risk of company and entity specific risk to the extent not already reflected in the cash flows.

19.	RELATED PARTIES

Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share option programs. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	Year ended December 31
	2022	2021
	$’000	$’000
Share-based compensation	30,914	31,283
Other compensation and benefits	4,433	6,752
	35,347	38,035

66	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

20.	SUBSIDIARIES

a.	Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiary:

		The Group’s ownership interest in the
	Principal location of the	subsidiary for the year ended December 31
	Company’s activity	2022	2021
Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	100%	100%
Adinnovation Inc	Japan	100%	100%
Taptica UK	UK	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC*	USA	100%	100%
Unruly Group LLC	USA	100%	100%
Unruly Group US Holding Inc*	USA	100%	100%
Unruly Holdings Ltd*	UK	100%	100%
Unruly Group Ltd*	UK	100%	100%
Unruly Media GmbH	Germany	100%	100%
Unruly Media Pte Ltd*	Singapore	100%	100%
Unruly Media Pty Ltd	Australia	100%	100%
Unruly Media KK	Japan	100%	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%	100%
Unruly Media Inc	USA	100%	100%
SpearAd GmbH	Germany	100%	100%
Amobee Inc*	USA	100%	0%
Amobee EMEA Limited	UK	100%	0%
Amobee International Inc	USA	100%	0%
Amobee Ltd	IL	100%	0%
Amobee Asia Pte Ltd*	Singapore	100%	0%
Amobee ANZ Pty Ltd	Australia	100%	0%

* Under these companies, there are twenty-seven (27) wholly owned subsidiaries that are inactive and in liquidation process.

b.	Acquisition of subsidiaries and business combinations during the current period:

Acquisition of Amobee:

On July 25, 2022, the Company and its subsidiaries entered into a definitive agreement with Amobee Group Pte. Ltd (the “Seller”) to acquire 100% of the voting share capital of Amobee, Inc., Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd (“Amobee”). Amobee is a leading global advertising platform. The acquisition was completed at September 12, 2022 for a total consideration of USD 211.8 million which was funded through a combination of existing cash resources, and USD 100 million from a new USD 180 million secured credit facility, see note 11.

The primary reasons for the business combination are the goals to increase Company’s global market presence, significantly enhance and expand Company’s technology capabilities, add new linear TV capabilities and cross selling opportunities, and enrich Company’s growth and competitive positioning within the industry.

The purchase price of consideration transferred, and the recognized amounts of assets acquired, and liabilities assumed at the acquisition date of USD 211.8 million includes USD 82 million Intellectual Property Assets previously owned by Amobee Inc.

In the consolidated period from the acquisition date to December 31, 2022 the subsidiary contributed USD 12.6 million loss to the Group’s results and USD 36.8 million to the Group’s revenue. If the acquisition had occurred on January 1, 2022, management estimates that consolidated loss would have been USD 55.2 million and consolidated revenue for the year would have been USD 427.6 million. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2022. The pro forma results do not include any anticipated cost synergies or other effects of the combined companies.

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

20.	SUBSIDIARIES continued

Identifiable assets acquired and liabilities assumed:

$’000
Cash and Cash equivalents	18,919
Accounts Receivables	109,362
Other assets	14,232
Fixed Assets	23,254
Intangible Assets	122,507
Right-of-use assets	16,900
Deferred tax Assets	2,499
Trade payables	(105,693)
Other Payables	(49,909)
Lease Liabilities	(23,526)
Onerous contract (a)	(9,019)
Net identifiable assets	119,526

(a)	In 2019, Amobee Asia Pte Ltd (“Amobee SG”) entered into an agreement with MediaCorp Pte Ltd (“MediaCorp”) for the design, development, implementation, integration, testing, delivery, and maintenance of a Dynamic Ad Platform based on Amobee technology.

The agreement is for five years, automatically renewing for one-year periods.

As of the date of acquisition and as part of the PPA, the Group assessed that the obligation for the net discounted future payments exceeding market fair value aggregated to present value of USD 9 million.

As of December 31, 2022, the liability balance aggregated to present value of USD 8.7 million. The amount which is included in the long term is USD 7.3 million.

Measurement of fair values:

The fair value of the technology is based on the research and development costs, the relief from royalty method was utilized in the determination of the fair value of the existing and developed technologies.

The fair value of the brand is based on the discounted estimated royalty income that could have generate if the trademark was licensed, in an arm’s length transaction, to a third party.

The fair value of customer relationships is determined using the multi -period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The following table summarizes the components of the acquired intangible assets and estimated useful lives as of the acquisition date:

		Estimated
	Amount	Useful Life
	$’000	Years
Technology	85,684	5
Customer relations	29,169	5-6
Brand	7,654	5
	122,507

The aggregate cash flow derived for the Company as a result of the Amobee acquisition:

		$’000
Consideration transferred		211,770
Cash and cash equivalents at Amobee		(18,919)
Acquisition of subsidiary – Cash		192,851

68	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

FINANCIAL STATEMENTS

Goodwill

The goodwill is attributable mainly to the increase offering to customers, enhanced opportunities for growth and the synergies expected to be achieved from integration into the Company’s digital advertising platforms.

Goodwill was recognized as a result of the acquisition as follows:

$’000
Consideration transferred	211,770
Less fair value of identifiable net assets	(119,526)
Goodwill	92,244

The following table summarizes the components of the acquired goodwill that is deductible for tax purposes:

$’000
Deductible for tax purposes	7,354
Not deductible for tax purposes	84,890
Goodwill	92,244

Acquisition-related costs

The Company incurred acquisition-related costs of USD 5.3 million thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statements of operation and other comprehensive income. As of December 31, 2022, USD 2.2 million out of the acquisition-related costs were paid.

Settlement of pre-existing relationship with the acquiree

The Company and the acquiree are parties to a long-term relationship under which the acquiree and the Company supplies each other with services at changing prices. The transactions between the parties were done based on market value. This pre-existing relationship were not terminated as part of the acquisition.

21.	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2022	2021	2020
	$’000	$’000	$’000
America	303,106	304,686	180,515
APAC	20,031	20,931	20,804
EMEA	12,113	16,328	10,601
Total	335,250	341,945	211,920

TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as at 31 December 2022 continued

22.	CONTINGENT LIABILITY

1.   In January 2018, AlmondNet, Inc. and its affiliates (Datonics LLC and Intent IQ) contacted RhythmOne asserting that RhythmOne’s online advertising system infringes eleven U.S. Patents owned by the AlmondNet Group. As of the date of this report, a claim was never filed and RhythmOne is currently in a commercial agreement with AlmondNet’s affiliate. The Company believes that the likelihood of a material loss is remote but at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.

2.   On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. On September 10, 2021, the Company amended its complaint against Alphonso and added LG Electronics, Inc. (“LGE”) as a Defendant.

The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with the Company, Alphonso and LGE’s tortious interference with Tremor’s contractual relationships and business relations, and related misconduct. The Company is seeking damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court.

On May 24, 2021, Alphonso filed a complaint against the Company in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, unfair competition, and tortious interference with business relations. Alphonso, LGE, and the Company are currently engaged in depositions and expert discovery.

3.   On June 21, 2022, Alphonso, Inc. (“Alphonso”) filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On July 19, 2022, Alphonso also filed a motion for a preliminary injunction. On October 31, 2022, the Court denied Alphonso’s motion for a preliminary injunction. Alphonso and the Company are currently engaged in fact discovery. The Company believes that the likelihood of a loss is remote and at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.

70	TREMOR INTERNATIONAL LTD ANNUAL REPORT 2022

DIRECTORS, SECRETARY & ADVISERS DIRECTORS: Christopher John Stibbs Non-Executive Chairperson Ofer Israel Druker Chief Executive Officer and Executive Director Yaniv Carmi Chief Operating Officer and Executive Director Sagi Niri Chief Financial Officer and Executive Director Joanna Rachael Parnell Non-Executive Director Neil Garth Jones Non-Executive Director Rebekah Mary Brooks Non-Executive Director Norman Thomas Johnston Non-Executive Director Lisa Klinger Non-Executive Director COMPANY SECRETARY Yaniv Carmi ADVISERS: Registered Office: 82 Yigal Alon St, 13th Floor, Tel Aviv, 6789124, Israel Nominated Adviser and Joint Broker finnCap Ltd 60 New Broad Street, London EC2M 1JJ Joint Broker Stifel Nicolaus Europe Limited 150 Cheapside, London EC2V 6ET Legal Advisers – English Law Pillsbury Winthrop Shaw Pittman LLP Tower 42, Level 21, 25 Old Broad Street, London, EC2N 1HQ Legal Advisers – Israeli Law Naschitz, Brandes, Amir & Co Advocates 5 Tuval Street Tel Aviv 6789717, Israel Reporting Accountants and Auditors KPMG Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a Street P.O.B. 609 Tel Aviv 61006, Israel KPMG UK 15 Canada Square, Canary Wharf, London E14 5GL US Investor Relations KCSA 420 Fifth Ave, Third Floor, New York, NY 10018 UK Financial PR and Investor Relations Vigo Consulting Sackville House, 40 Piccadilly, London W1J 0DR Registrar Link Market Services (Guernsey) Limited Mont Crevelt House, Bulwer Avenue, St Sampson, Guernsey GY2 4LH Depositary: Link Market Trustees Limited The Registry 34 Beckenham Road, Beckenham, Kent BR3 4TU TREMOR INTERNATIONAL LTD 71 ANNUAL REPORT 2022

Tremor International Ltd. 82 Yigal Alon st. (13th floor) Tel-Aviv Israel 6789124 www.tremorinternational.com This report is printed on paper certified in accordance with the FSC® (Forest Stewardship Council®) and is recyclable and acid-free. Pureprint Ltd is FSC certified and ISO 14001 certified showing that it is committed to all roundexcellence and improving environmental performance is an important part of this strategy. Pureprint Ltd aims to reduce at source the effect its operations have on the environment and is committed to continual improvement, prevention of pollution and compliance with any legislationor industry standards. Pureprint Ltd is a Carbon / Neutral® Printing Company. Designed & Produced by KW Partners www.kwpartners.co.uk